Exhibit 2.1
EXECUTION COPY

SHARE PURCHASE AGREEMENT
dated 2 December 2010

NSF NORDIC SPECIAL FINANCE AB
and
DOLLAR FINANCIAL U.K. LIMITED

regarding the shares in Sefina Finance AB

TABLE OF CONTENTS

1.	DEFINITIONS	1

2.	SALE AND PURCHASE	6

3.	PURCHASE PRICE	6

4.	CONDITIONS PRECEDENT	7

5.	CLOSING	9

6.	WARRANTIES OF THE SELLER	11

7.	WARRANTIES OF THE BUYER	18

8.	COVENANTS	19

9.	COMPENSATION AND LIMITATIONS	23

10.	MISCELLANEOUS	28
SCHEDULES

1A	Accounts

1B	Data Room Documents

1C	Disclosure Schedule

1D	Management Accounts

1E	Subsidiaries and Subsidiary Shares

3.2	Earn-Out

3.3	Form of Share Pledge Agreement

5.2(e)	Debt to be Repaid by the Group Companies to the Seller

5.2(f)	Pay-Off and Collateral Release Letter

5.2(g)	Guarantees, Encumbrances and other Similar Obligations of the Seller to be Released

5.2(m)	Resigning Board Members

5.2(p)	Form of Addendum to Pawlo Solution

6.7.2	Leased Real Property

9.9	Specific Indemnities

10.8.3	Form of Escrow Agreement

This SHARE PURCHASE AGREEMENT is dated 2 December 2010 and made between:
(1)	NSF NORDIC SPECIAL FINANCE AB, Reg. No. 556730-1907, a limited liability company incorporated under the laws of Sweden (the “Seller”); and

(2)	DOLLAR FINANCIAL U.K. LIMITED, Reg. No. 3701758, a private limited company incorporated under the laws of England and Wales (the “Buyer”).

BACKGROUND

A.	The Seller is the sole shareholder of Sefina Finance AB, Reg. No. 556747-0710, a limited liability company incorporated under the laws of Sweden (the “Company”).

B.	The Company and its Subsidiaries (as defined below) are engaged in the business of pawnbroking and other ancillary related services in Sweden and Finland. The Group operates 16 pawnshops in Sweden and 12 pawnshops and an auction house, specialised in selling unredeemed pledged items, in Finland.

C.	The Seller wishes to sell the Shares (as defined below) to the Buyer, and the Buyer wishes to buy the Shares from the Seller.

D.	In view of the foregoing, the Parties have entered into this Agreement.

1.	DEFINITIONS

In this Agreement, the following capitalized terms shall have the meanings assigned to them below, which shall be equally applicable to the singular and plural forms of such terms. Unless otherwise stated, the term “including” shall mean “including without limitation”.

“Accounting Principles” means Swedish generally accepted accounting principles applying the International Financial Reporting Standards (IFRS).

“Accounts” means the consolidated balance sheet, profit and loss account and cash flow statement (including notes and management report (Sw. förvaltningsberättelse) related thereto) of the Company, as set forth in the audited annual accounts of the Company, and statements from the auditor, as of and for the period ending on the Accounts Date, such annual accounts attached hereto as Schedule 1A.

“Accounts Date” means 31 December 2009.

“Accounts Receivable” is defined in 6.4.7.

“Affiliate” means, with respect to any Person, from time to time, any other Person directly or indirectly controlling or jointly controlling, controlled by or under common control of such first-mentioned Person, whereby “control” for this purpose means the ability, directly or indirectly, to direct the direction of the management or policies of a Person, whether through ownership or otherwise, and the term “controlling” shall have a meaning correlative to the foregoing.

“Agreement” means this share purchase agreement, including its schedules, as varied from time to time.

1(33)

“Applicable Authority” means any supranational, governmental, federal, state, municipal or similar authority or body, exercising executive, statutory, legislative, judicial, regulatory or administrative functions, including any sub-division or agency thereof and including, for the avoidance of doubt, any court or other competent authority or tribunal (including arbitration tribunal), having authority over the Group Companies, any of their respective assets, or the operations of any of the Group Companies’ business.

“Applicable Law” means any law, rule, regulation or ordinance applicable to either of the Parties or any of the Group Companies, or any of their respective assets or the operation of their respective businesses, as the case may be, and any Order.

“Bank Guarantee” is defined in Clause 10.8.5.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sweden and the United States, other than for internet banking services only.

“Buyer” is defined in the introduction to this Agreement.

“Closing” means the completion of the events set forth in Clause 5.2.

“Closing Date” is defined in Clause 5.1.

“Companies Act” means the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)).

“Company” is defined in the Background section of this Agreement.

“Company Business” means the Group Companies’ business of pawnbroking in Sweden and Finland, more specifically, (1) providing cash to customers utilising a secured loan arrangement, whereby the customer pledges personal property as collateral, (2) buying gold, (3) generating service charges from customers related to the secured loans, and (4) selling unredeemed loan collateral through a variety of methods including (a) public auctions conducted both in 3rd party retail auction location as well as over the internet, (b) retail store sales to the general public through the Group’s stores, (c) scrap sales of gold, and (d) retail sales to the general public over the internet. The Company’s Business is as of the Signing Date conducted through 16 retail pawnshop locations in Sweden and 12 retail pawnshop locations in Finland, as well as through both public auction houses and internet auction processes.

“Company Employee Benefit Plans” means, with respect to employees, former employees, or independent contractors of the Group, an agreement, plan, policy, practice or arrangement in respect of severance, retirement and pension, sick leave, vacation pay, medical insurance, life insurance or any similar benefits which is sponsored or maintained by any of the Group Companies, to which the Group Companies are obligated to make payments, or with respect to which the Group Companies have any liability or obligation, except for plans, policies, practices or arrangements applicable under Applicable Law, collective bargaining agreements or standard employment contracts applied in the Company’s business.

“Contingent Incentive” is defined in Clause 8.8.1.

“County Administrative Board” means the county administrative board (Sw. länsstyrelsen) in Stockholm, Sweden and Southern Finland, Finland, respectively.

2(33)

“Covenant Standing” is defined in Clause 4.2(b).

“Data Room Documents” means the documents, with respect to the Group Companies, made available to the Buyer in the virtual data room hosted by Merrill Corporation on behalf of the Seller, an index of which is attached hereto as Schedule 1B.

“Deferred Purchase Price” is defined in Clause 3.1.1.

“Disclosure Schedule” means the schedule setting forth disclosures against and exceptions to the Warranties, attached hereto as Schedule 1C.

“Earn-Out” is defined in Clause 3.1.1.

“Employee Participant” is defined in Clause 8.8.1.

“Encumbrance” means any mortgage, charge, pledge, lien, security assignment or other security interest securing any obligation of any Person or any other agreement or arrangement having a similar effect.

“Escrow Account” is defined in the Escrow Agreement.

“Escrow Agreement” is defined in Clause 10.8.3.

“First Employee Participant’s Share” is defined in Clause 8.8.3.

“Group” or “Group Companies” means the Company and the Subsidiaries jointly and “Group Company” means any of them.

“Incentive Certificate” is defined in Clause 3.1.1(a).

“Intellectual Property Rights” means patents, trademarks, service marks, copyrights (including rights in computer software), company names, domain names, designs, rights in databases and any other similar property in any country or jurisdiction where the Group Companies operate, whether registered or unregistered, and any applications for any of the foregoing rights.

“Key Employee Contracts” is defined in Clause 6.8.2.

“Key Employees” means Siv Svensson, Jan Mattsson, Johan Thorell, Nils Klevmarken, Martti Huotelin and Ritva Kuntonen.

“LCIA” is defined in Clause 10.9.1.

“Leases” is defined in Clause 6.7.2.

“Liability” means any debt, liability or obligation of any nature, whether accrued or fixed, absolute or contingent, disputed or undisputed, liquidated or unliquidated, matured or unmatured, determined or determinable, known or unknown, secured or unsecured and whether due or to become due.

“Loss” shall mean (i) any direct loss, cost, damage or expense (Sw. direkt förlust) of the Buyer and its Affiliates, and (ii) any loss, cost, damage or expense of any of the Group Companies.

3(33)

“Management Accounts” means the unaudited management accounts of the Company, including consolidated balance sheet and profit and loss statement as of and for each month during the period February 2009 up to (and including) September 2010, copies of which are attached hereto as Schedule 1D.

“Management Accounts Date” means 30 September 2010.

“Material Adverse Effect” means an effect that can reasonably be expected to have a long term, recurring impact on the Group Companies’ consolidated annual earnings before interest and taxes of SEK 15,000,000 or more per year.

“Material Agreements” means agreements that qualify under sub-clauses (a) through (c) of Clause 6.10.3, Leases, Key Employee Contracts, agreements in respect of Working Capital Loans, and all software license and service agreements between Preato Alpha Oy and Lear Data AB, respectively, on the one hand and a Group Company on the other hand.

“Order” means any ruling, order, judgment, injunction, award, decree or writ applicable to either of the Parties or any of the Group Companies, or any of their respective assets or the operation of their respective businesses, as the case may be.

“Ordinary Course of Business” means the ordinary course of business in accordance with past practices and in the best interest of the Group Companies as a going concern.

“Parties” means the Seller and the Buyer.

“Person” means any individual, legal entity, governmental authority, court or any entity having legal personality, other than a Group Company.

“Preato Loans” means Liabilities owed by any of the Group Companies to the Seller or any of its Affiliates (excluding any current or future Liabilities in relation to Preato Alpha in the Ordinary Course of Business), for, in respect of, or relating to, the financing or funding (long- and short term) of the Group Companies and the Company Business.

“Preato Alpha” means Preato Alpha Oy, Reg. No. 2008592-9, a limited liability company incorporated under the laws of Finland.

“Proceeding” means any dispute, claim, allegation, audit, review, lawsuit, litigation, arbitration, mediation, action or other investigation or proceeding applicable to either of the Parties or any of the Group Companies, or any of their respective assets, or the operation of their respective businesses, or by or against or involving any of their existing or former employees or their unions or labour organizations, as the case may be.

“Purchase Price” is defined in Clause 3.1.

“Salary Based Incentive” is defined in Clause 8.8.1.

“Sale of Goods Act” means the Swedish Sale of Goods Act (Sw. Köplagen (1990:931)).

“Second Employee Participant’s Share” is defined in Clause 8.8.4.

“Seller” is defined in the introduction to this Agreement.

“Seller’s Knowledge” means the actual knowledge of Simon Hallqvist and Jari Väyrynen after due enquiry with the Key Employees, Ulf Bergenudd and Juha Pohjonen.

4(33)

“Share Pledge Agreement” is defined in Clause 3.3.

“Shares” means all 500,000 shares in the Company.

“Signing Date” means the date set forth in the introduction to this Agreement.

“Subsidiaries” means the companies set forth in Schedule 1E.

“STIBOR” means the Stockholm interbank offered rates for deposits of the currency in question for a period of 90 days at or about 11.00 a.m. (Stockholm time) two (2) Business Days before the date of payment of the an instalment of the Deferred Purchase Price or the Earn-Out as displayed on the relevant Reuters page (or on a comparable page in another information system) or, if such interest rate is not shown or quoted as described above for the said day, the interest rate per 90 days for deposits of the currency in question in an equal amount offered to banks in the Stockholm interbank market for a period of 90 days.

“Subsidiary Shares” means the shares in the Subsidiaries set forth in Schedule 1E.

“Tax” means all taxes, charges, fees, withholdings, duties, customs and other assessments imposed by an Applicable Authority relating to income, sales, transfer, stamp, real property, investment, value added, withholding, employment, pensions, wealth, registration, preliminary and deferred tax and social security fees, together with any interest, penalties, surcharges or additions to such taxes, etc, and including any obligations to indemnify or otherwise assume or succeed to any Liability relating to taxes of any other Person, and any and all taxes of any Person (other than Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any Applicable Law.

“Taxing Authority” means any Applicable Authority responsible for the imposition of any Tax.

“Transaction Incentive Plan” is defined in Clause 8.8.1.

“Transfer Restriction” means any option, warrant, right of pre-emption, right of first refusal or similar right in relation to the relevant subject matter.

“Upfront Purchase Price” is defined in Clause 3.1.1(a).

“Warranties” means the warranties set forth in Clause 6 made by the Seller.

“Warranty Standing” is defined in Clause 4.2(a).

“Working Capital Loans” means (i) a revolving loan agreement between Danske Bank A/S Danmark, Sverige Filial, and AB Svensk Pantbelåning in the total amount of SEK 85,000,000 (not dated), (ii) a loan agreement between Danske Bank A/S Danmark, Sverige Filial, and AB Svensk Pantbelåning in the total amount of SEK 185,000,000 (dated 12 June 2008), (iii) a loan agreement between Danske Bank A/S Danmark, Sverige Filial, and AB Svensk Pantbelåning in the total amount of SEK 55,000,000 (not dated), and (iv) a credit limit agreement between Helsingin OP Pankki Oyj and Helsingin Pantti-Osakeyhtiö in the total amount of EUR 17,500,000 (dated 16 June 2010).

5(33)

2.	SALE AND PURCHASE

On the terms and subject to the conditions set forth in this Agreement, the Seller sells the Shares to the Buyer, and the Buyer buys the Shares from the Seller, together with all accrued benefits and rights attached to the Shares.

3.	PURCHASE PRICE

3.1	Purchase Price

3.1.1	The purchase price for the Shares (the “Purchase Price”) shall be the sum of the Upfront Purchase Price, the Deferred Purchase Price, and the Earn-Out, if any, payable as set forth below and in Clause 3.2:
(a)	a first instalment amounting to SEK 199,080,000, less the amount set forth by the Seller in a certificate to be presented to the Buyer no later than three (3) Business Days prior to the Closing Date in accordance with Clause 8.8.3 (the “Incentive Certificate”), as being fundable at the Closing Date by the Buyer with respect to the first instalment of the Contingent Incentive and the Salary Based Incentive, including interest on SEK 419,080,000, less the aforesaid amount, calculated in accordance with Clause 3.1.2(a), shall be paid on the Closing Date (the “Upfront Purchase Price”);

(b)	a second instalment amounting to SEK 33,333,334, including interest on such amount calculated in accordance with Clause 3.1.2(b), shall be paid on 31 March 2011;

(c)	a third instalment amounting to SEK 33,333,333, including interest on such amount calculated in accordance with Clause 3.1.2(b), shall be paid on 30 June 2011;

(d)	a fourth instalment amounting to SEK 33,333,333, including interest on such amount calculated in accordance with Clause 3.1.2(b), shall be paid on 30 September 2011 (the instalments of the purchase price referred to under (b)-(d) above are jointly referred to as the “Deferred Purchase Price”); and

(e)	contingent consideration, if any, calculated and payable on the terms and subject to the conditions set out in Clause 3.2 below (the “Earn-Out”).
3.1.2	The Buyer shall pay interest on the Purchase Price as follows:
(a)	interest on SEK 419,080,000, less the amount relating to the Contingent Incentive and the Salary Based Incentive determined as set forth in Clause 3.1.1(a), at the rate of 8 percent divided by 360, multiplied by the number of days from 15 November 2010 up to and including the fifth (5) Business Day following the fulfilment of the conditions precedent set forth in Clause 4.1; and

(b)	interest on each instalment of the Deferred Purchase Price in an amount corresponding to (i) STIBOR, plus (ii) a margin of 1.78 percent, of such an instalment divided by 360, multiplied by the number of days from the Closing Date up to and including the date of payment of each instalment of the Deferred Purchase Price.

6(33)

3.2	Earn-Out

The Buyer shall, on the terms and subject to the conditions of Schedule 3.2, pay the Earn-Out, if any, to the Seller.

3.3	Security

As security for the due payment by the Buyer of the Deferred Purchase Price and the Earn-Out, the Buyer shall on the Closing Date provide the Seller with collateral in the form of a first ranking pledge over the Shares pursuant to a duly executed share pledge agreement in the form of Schedule 3.3 (the “Share Pledge Agreement”).

4.	CONDITIONS PRECEDENT

4.1	General Conditions

The respective obligation of the Seller and the Buyer to complete the transaction contemplated by this Agreement shall, unless waived in writing by both the Seller and the Buyer, each in its sole discretion, be conditional upon the approval by the respective County Administrative Boards of the acquisition by the Buyer of, direct or indirect, control of Sefina Svensk Pantbelåning AB and Helsingin Pantti-Osakeyhtiö through the consummation of the transaction contemplated by this Agreement.

4.2	Buyer’s Conditions

The obligation of the Buyer to complete the transaction contemplated by this Agreement shall, unless waived in writing by the Buyer, in its sole discretion, be conditional upon:
(a)	the non-existence of a Material Adverse Effect caused by a breach of any of the Warranties on and as of the Closing Date as if made on and as of such date, (a “Warranty Standing”), provided, however, that this Clause 4.2(a) shall not be applicable (A) if the Seller has given the Buyer assurance reasonably acceptable to the Buyer that any deviation from the Warranty Standing will be remedied or otherwise made good by the Seller to the reasonable satisfaction of the Buyer (acting reasonably) on or prior to the Closing Date, or (B) in a case where a deviation from the Warranty Standing is the result of the Seller’s adherence to the covenants set out in Clause 8.1 and the Seller has given the Buyer a prior written notice to the effect that (i) such adherence will result in a breach of the Warranties, and (ii) the Buyer has requested that the Seller shall adhere to the covenant in question; and

(b)	the Seller having performed and complied in all material respects with its agreements and covenants of Clause 8.1.1 of this Agreement (a “Covenant Standing”), provided that this Clause 4.2(b) shall not be applicable if the Seller has given the Buyer assurance reasonably acceptable to the Buyer that any deviation from the Covenant Standing will be remedied or otherwise made good by the Seller to the reasonable satisfaction of the Buyer (acting reasonably) prior to the Closing Date.
4.3	Filings with the County Administrative Boards

4.3.1	The Buyer shall, at its own cost and expense, be responsible for the preparation of the applications to the County Administrative Boards. The Buyer undertakes to procure that

7(33)

the application to the County Administrative Boards will be filed promptly after the Signing Date and, provided that the Seller has fulfilled its obligations pursuant to the third sentence of this Clause 4.3.1, in no event later than five Business Days thereafter. The Seller shall give, and procure that the Group Companies give, the Buyer all reasonable assistance to prepare such applications. The Buyer and the Seller shall respond as promptly and completely as possible to all inquiries received from the County Administrative Boards for additional information or documentation and to supplement such filings as requested by the relevant body in a timely manner.

4.3.2	The Seller shall be entitled to assist in the preparation of any application to, and to participate in any meetings and telephone contacts with, the County Administrative Boards, as applicable, (and shall be given reasonable advance notice of any such meetings and substantial telephone contacts). The Buyer shall inform the Seller of the progress of the proceedings and shall provide the Seller with copies of all correspondence with and from the County Administrative Boards.

4.3.3	The Buyer undertakes to notify the Seller in writing immediately if, after filing of the application, it is notified by any County Administrative Board of any circumstances or events that will or may prevent or significantly delay the approval of the consummation of the transaction contemplated by this Agreement from being obtained. Any issues or concerns raised by the County Administrative Boards shall be handled by the Parties without delay.

4.3.4	The Buyer undertakes to carry out, at its own cost and expense, all reasonable acts necessary to ensure that the County Administrative Boards clear or approve, as applicable, the transaction contemplated by this Agreement without significant delay, including but not limited to offering such reasonable structural and/or behavioural undertakings as may be required to remove any concerns that any County Administrative Board may have in respect of the transaction. If the undertakings offered are not sufficient to obtain approvals for the notified transaction, the Buyer shall offer reasonable additional undertakings to ensure approval as soon as possible. Notwithstanding anything to the contrary above, the Buyer shall not be obliged to divest or discontinue the activities of any of its direct or indirect subsidiaries in order to obtain a clearance from any of the County Administrative Boards.

4.4	Termination

4.4.1	Non-fulfilment of condition precedent

If the conditions precedent in Clauses 4.1 and 4.2 have not been fulfilled on or before 31 January 2011, either the Seller or the Buyer shall be entitled to terminate this Agreement, with respect to such right of the Buyer, provided, however, that the Buyer has adhered to its obligations under Clause 4.3. Without prejudice to its right to terminate, the Party wishing to terminate this Agreement shall give notice within 15 Business Days from such date to the other Party, whereby the Agreement shall terminate with immediate effect as of the date of the notice.

4.4.2	Effects of termination

4.4.2.1	In the event this Agreement is terminated pursuant to Clause 4.4.1, the Parties shall have no further liability against each other under this Agreement, except that a Party shall compensate the other Party for any and all losses, costs or expenses incurred or paid by the

8(33)

other Party as a result of the first Party’s breach of any obligation under this Agreement prior to the date of the termination.

4.4.2.2	The provisions of Clauses 10.1 (Confidentiality), 10.2 (Announcements), 10.9 (Disputes) and 10.10 (Governing Law) shall survive any termination of this Agreement.

5.	CLOSING

5.1	Subject to Clause 4.4, Closing shall take place at the offices of Mannheimer Swartling Advokatbyrå AB in Stockholm on the fifth Business Day following the fulfilment of the conditions precedent set forth in Clause 4.1 or on such other date agreed between the Parties (the “Closing Date”).

5.2	At the Closing, the following events, shall be completed in the following order:
(a)	the Seller shall deliver to the Buyer a duly executed certificate dated the Closing Date certifying the fulfilment of the conditions set forth in Clause 4.2;

(b)	the Buyer shall pay, without any set-off, deduction or counter-claim, the Upfront Purchase Price to the Seller by wire transfer of immediately available funds to the account number SEB 5267 10 722 01;

(c)	the Buyer shall deliver the Share Pledge Agreement regarding the Shares duly executed by the Buyer;

(d)	the Seller shall repay, and shall procure that its Affiliates repay, all debts owed to the Group Companies, including accrued interest thereon, if any;

(e)	the Buyer shall procure that the Group Companies repay up to SEK 200,000,000 of the principal balance outstanding under the Preato Loans and the debts owed to the Seller and its Affiliates, including accrued interest thereon that are set forth in Schedule 5.2(e), as updated by the Seller no later than three (3) Business Days before the Closing Date, to Preato Oy’s bank account IBAN FI8857803820020534, whereafter the Seller, for and of behalf of itself and all of its Affiliates, shall be deemed to have irrevocably and unconditionally waived and released the Group from and in respect of any and all Liability owed by the Group to the Seller and its Affiliates, excluding (i) any Liabilities owed by the Group Companies to Preato Alpha in the Ordinary Course of Business and (ii) up to SEK 300,000 in total of remuneration to Simon Hallqvist and Jari Väyrynen, respectively, for their service as board members of the Company in respect of fiscal year 2010;

(f)	the Seller shall deliver to the Buyer a duly executed pay-off and collateral release letter (Sw. leveransförbindelse) from Helsingin OP Pankki addressed to the Buyer, in the form of Schedule 5.2(f) attached hereto, confirming that upon the repayment of the Preato Loan into the bank account referred to in Clause 5.2(e), Helsingin OP Pankki shall have waived and released any and all Encumbrances over the Shares and the shares in Helsingin Pantti Oy;

(g)	the Buyer shall present evidence that it has obtained the release of the Seller and any of its Affiliates from the guarantees, securities, indemnities, letters of comfort or other similar obligations, given or incurred by the Seller or any of its Affiliates in relation any of the Group Companies, that are set forth in Schedule 5.2(g);

9(33)

(h)	the Buyer shall pay the amounts set forth in the Incentive Certificate to the bank accounts of the relevant Group Companies set forth in such certificate;

(i)	the Parties shall notify the Company’s board of directors that the Shares have been transferred to the Buyer;

(j)	the Seller shall (i) deliver to the Buyer the share certificates evidencing the Shares issued in the name of the Buyer together with any coupons and other documents pertaining thereto, (ii) procure that the board of directors of the Company enters the Buyer as owner of the Shares in the share register of the Company, and (iii) deliver the updated share register to the Buyer;

(k)	the Seller shall deliver to the Buyer share certificates representing the Subsidiary Shares issued in the name of (or endorsed in blanc or onto) the respective Group Companies being entered as the holders thereof in the Subsidiaries’ share ledgers;

(l)	the Buyer shall (i) deliver to the Seller the share certificates evidencing the Shares previously delivered pursuant to sub-clause (j) endorsed in blank together with any coupons and other documents pertaining thereto, (ii) notify the Company of the security created over the Shares pursuant to the Share Pledge Agreement, (iii) procure that the Company acknowledges receipt of such notice in the form set out in the Share Pledge Agreement, and (iv) procure that the pledge is duly registered in the share register of the Company and deliver to the Seller a certified copy of such share register;

(m)	the Seller shall deliver to the Buyer letters of resignation signed by each of the resigning board members and alternate board members listed in Schedule 5.2(m), confirming that they do not have any claims against the Group Companies arising from their seat on the board;

(n)	the Buyer shall procure that each of the Group Companies listed in Schedule 5.2(m) holds an extraordinary general meeting of the shareholders at which it shall elect new board members and alternate board members, and acknowledge the resignation of the board members and alternate board members listed in said Schedule 5.2(m) from the respective boards of the Group Companies;

(o)	the Buyer shall provide the Seller with (i) a copy (including a stamp of arrival) of applications for registration with the Swedish Companies Registration Office (Sw. Bolagsverket), and (ii) a copy of a notice for registration with the Finnish Trade Register (Fi. Kaupparekisteri), regarding the resignations of the board members and alternate board members in the Swedish and the Finnish Group Companies, respectively, listed in Schedule 5.2(m);

(p)	the Seller shall deliver duly executed (i) Addendum to Pawlo Solution in the form of Schedule 5.2(p), and (ii) non-compete and non-solicitation undertakings of each of Ulf Bergenudd and Juha Pohjonen in the form of Clause 8.3; and

(q)	the Seller shall deliver to the Buyer DVDs containing copies of the Data Room Documents as uploaded and organised in the virtual data room hosted by Merrill Corporation on behalf of the Seller.
5.3	It is agreed that the events set forth in Clause 5.2 shall be regarded as one transaction and if any of the closing events set forth in Clause 5.2 does not occur, Closing shall not have been deemed to have taken place unless the Party, who is not responsible for such closing event

10(33)

taking place, confirms in writing that it accepts that Closing takes place (without any prejudice to its right to compensation for breach of the Agreement).

5.4	If Closing has not taken place in accordance with Clause 5.3, and this is due to a Party’s failure to comply with its respective obligations in Clause 5.2, the Buyer, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Buyer, shall be entitled to, by written notice to the other Party:
(a)	fix a new date for Closing, in which case Clauses 5.1 and 5.2 shall apply to the Closing as so deferred, but provided that such date shall not be later than the date set forth in Clause 4.4.1 and that such deferral may only occur once; or

(b)	terminate this Agreement.
5.5	In the event of termination of this Agreement pursuant to Clause 5.4, the Parties shall have no further liability against each other under this Agreement, except that a Party shall compensate the other Party for any and all losses, costs or expenses incurred or paid by the other Party as a result of the first Party’s breach of any obligation under this Agreement. The provisions of Clauses 10.1 (Confidentiality), 10.2 (Announcements), 10.9 (Disputes) and 10.10 (Governing Law) shall survive any termination of this Agreement pursuant to Clause 5.4.

6.	WARRANTIES OF THE SELLER

Subject to the schedules as referenced herein below and attached hereto, the Seller makes the following warranties, all of which are made as of the Signing Date, unless otherwise stated in this Clause 6. The Parties specifically agree and acknowledge that what is set out in Clause 4.2(a) shall not affect the date as of which the Warranties are made.

6.1	Authority

6.1.1	As of the Signing Date and the Closing Date, the Seller is duly organised and validly existing under the laws of Sweden.

6.1.2	As of the Signing Date and the Closing Date, the Seller has the requisite right, power, authority and capacity to enter into this Agreement and any other documents and instruments to be executed by the Seller in relation hereto, and to carry out its obligation under this Agreement and related documents and instruments.

6.1.3	As of the Signing Date and the Closing Date, the Seller’s execution and performance of this Agreement or the transactions contemplated hereby does not, and will not, result in a violation, or breach of any provision of the articles of association of the Seller or of any Applicable Laws or any agreement to which the Seller is a party.

6.2	Ownership of the Shares and the Subsidiary Shares

6.2.1	As of the Signing Date and the Closing Date, the Seller owns the Shares, free and clear of any Encumbrances or Transfer Restrictions.

6.2.2	As of the Signing Date and the Closing Date, the Company owns, directly or indirectly, the Subsidiary Shares, free and clear of any Encumbrances and Transfer Restrictions.

11(33)

6.2.3	As of the Signing Date and the Closing Date, the Shares represent the entire issued share capital of the Company and the Subsidiary Shares represent the entire issued share capital of the Subsidiaries.

6.2.4	As of the Closing, all issued share certificates representing the Subsidiary Shares, if any, are in the possession of the Group.

6.2.5	As of the Signing Date and the Closing Date, none of the Group Companies have any outstanding convertible debt instruments, warrants, debt instruments with a right or option to subscribe for new shares or participating debt instruments or similar, obliging any Group Company to issue any securities or shares, and there are no other agreements, arrangements or rights that give any Person the right to acquire, subscribe for, or convert into, securities or shares in any Group Company.

6.3	Corporate

6.3.1	As of the Signing Date and the Closing Date, the Company’s issued share capital is SEK 500,000 divided into 500,000 shares. The Shares and the Subsidiary Shares have been duly and validly issued and are fully paid.

6.3.2	As of the Signing Date and the Closing Date, each Group Company is, duly organised and validly existing under the laws of its respective jurisdiction of formation.

6.3.3	As of the Signing Date and the Closing Date, none of the Group Companies own any shares in any legal entity not being a Group Company, or carries on, or has agreed to carry on, business in partnership or as an equity participant in a joint venture with any individual or legal entity not being a Group Company and none of the Group Companies own, or have any contract or other right or obligation to, directly or indirectly, merge or consolidate with, or acquire, subscribe for or convert into, any shares, other equity securities or other ownership interest in any Person not being a Group Company.

6.3.4	As of the Signing Date and the Closing Date, none of the Group Companies (i) have filed or, to the Seller’s Knowledge, had filed against it any petition for its winding-up, company reorganisation or bankruptcy, (ii) have initiated any negotiations with any creditors regarding composition, or (iii) are insolvent, in each case within the meaning of Applicable Law.

6.4	Financial

6.4.1	The Accounts have been prepared in accordance with the Accounting Principles as applicable at the date of the Accounts, applied on a consistent basis since 2007.

6.4.2	The Management Accounts (i) have been prepared in accordance with the same accounting methods, principles or practices as applied by the Company in the preparation of the Accounts, and (ii) having taken regard to the purpose for which the Management Accounts were prepared, the Management Accounts present fairly the financial condition and the results of operations for the consolidated Group as of the relevant dates and for the relevant periods.

6.4.3	As of the Signing Date and the Closing Date, there are no significant deficiencies or material weaknesses in the Group Companies internal controls that, to the Seller’s Knowledge, could adversely affect the Company’s ability to generate consolidated financial statements in compliance with the Accounting Principles.

12(33)

6.4.4	As of the relevant balance sheet dates, none of the Group Companies had any material Liabilities that pursuant to the Accounting Principles, as consistently applied, were to be reflected in the Accounts or the Management Accounts, as applicable, that have not been so reflected or reserved against in the Accounts, or the Management Accounts.

6.4.5	As of the Signing Date and the Closing Date, none of the Group Companies have received from the Seller or any of its Affiliates any conditional shareholders’ contribution or any other equity or capital contribution that may involve any repayment obligation.

6.4.6	Each of the Group Companies is the owner of, and has good and valid title to, the assets, tangible and intangible, that are reflected as owned in the Accounts, plus any assets, tangible and intangible, the title to which is acquired since the Accounts Date, and less any assets, tangible and intangible, disposed of since the Accounts Date in accordance with the provisions in Clause 6.5, free and clear from any Encumbrance and Transfer Restriction.

6.4.7	As of the Signing Date and the Closing Date, all accounts receivable, loans receivable and pawn pledges of the Group that are reflected in the Accounts and the Management Accounts (collectively, the “Accounts Receivable”) were made in accordance with all Applicable Laws and, in all material respects, in accordance with the Company’s processes, procedures and guidelines for the making of such Accounts Receivable in effect at the time of origination and with respect to the applicable jurisdiction, and supported by appropriate documentation contained in the file for such Accounts Receivable. As of the Signing Date and the Closing Date, with respect to each Accounts Receivable, the Group Companies maintain a file (which may be electronic) for such Accounts Receivable in accordance with Applicable Law.

6.4.8	As of the Signing Date and the Closing Date, all tangible assets of the Group Companies are located at the premises leased by the Group, save for such tangible assets that are located at Kaplans or Alldental Q & Co AB or under transportation in the Ordinary Course of Business.

6.5	Absence of Certain Events

During the period between the Management Accounts Date and the Signing Date:
(a)	the Group Companies have carried on their businesses in the Ordinary Course of Business consistent with the manner and scope of operations in place as of the Management Accounts Date;

(b)	none of the Group Companies have sold, or created or agreed to any Encumbrance or Transfer Restriction over any of its material assets, other than in the Ordinary Course of Business;

(c)	there has not been any payment or increase by any Group Company of any bonuses, salaries, or other compensation to any employee of any of the Group Companies or entry into any severance or similar arrangement with any employee of any of the Group Companies, except in the Ordinary Course of Business;

(d)	none of the Group Companies have entered into any agreement or incurred any commitment involving any capital expenditure in excess of SEK 1,000,000 per year or SEK 2,500,000 in the aggregate, other than in the Ordinary Course of Business;

(e)	none of the Group Companies have terminated or amended, or received notice of termination of, any of the Material Agreements, other than in the Ordinary Course of Business;

13(33)

(f)	none of the Group Companies have borrowed any additional funds from banks or other external sources or entered into any guarantee, indemnity or other agreement to secure any obligation of another Person, other than in the Ordinary Course of Business;

(g)	none of the Group Companies have repaid any of their loans existing as of the Management Accounts Date, other than as required in the agreements governing such loans or in the Ordinary Course of Business;

(h)	none of the Group Companies have declared, paid, authorised or made any transfer of value (Sw. värdeöverföring), as defined in the Companies Act, to the Seller or any other Person;

(i)	none of the Group Companies have paid or agreed to pay any costs, fees or expenses of any of the Seller’s advisors; and

(j)	none of the Group Companies have agreed or committed to do any of the foregoing.
6.6	Taxes

6.6.1	All returns relating to a Tax required to be filed before the Closing Date by any Group Company have been duly filed prior to such date with the appropriate governmental authority and such tax returns are, to the Seller’s Knowledge true, correct and complete.

6.6.2	As of the Signing Date and the Closing Date, all Tax that is (i) due for payment by any Group Company has been paid, and (ii) required to be withheld on behalf of another Person by any Group Company has been withheld by the relevant Group Company.

6.6.3	There will be no further Tax payable relating to tax periods ending on or before the Management Accounts Date by any Group Company other than Tax for which full reserves have been made in the Management Accounts prepared as of the Management Accounts Date.

6.6.4	There are no pending Proceedings in respect of or relating to Taxes with respect to any of the Group Companies, none of the Group Companies have received any notice regarding any such threatened Proceeding, and to the Seller’s Knowledge, no facts or set of circumstances exists and no events have occurred in the Group Companies which can reasonably be expected to result in any such Proceedings.

6.7	Real Property

6.7.1	As of the Signing Date and the Closing Date, none of the Group Companies have owned, own or is the registered site leaseholder (Sw. inskriven tomträttsinnehavare) to any real property.

6.7.2	All real property leased by a Group Company (“Leases”) is listed in Schedule 6.7.2. As of the Signing Date and the Closing Date, with respect to such leased real property, none of the Group Companies are in breach of any material terms of the relevant lease agreement, and, as of the Signing Date, to the Seller’s Knowledge, none of the counterparties to such agreements are in breach of the relevant lease agreement.

6.8	Employees

6.8.1	As of the Signing Date and the Closing Date, no Person engaged in the Business as an independent contractor or consultant, during the twelve (12) months period preceding the

14(33)

Signing Date, is an employee pursuant to or for purposes of any Applicable Law, any Company Employee Benefit Plan, or any applicable collective bargaining agreement.

6.8.2	The copies of the Key Employee’s employment contracts (“Key Employee Contracts”), which are all included in the Data Room Documents, are valid in accordance with their respective terms. All other employees of the Group Companies are employed on terms and conditions customary within each respective Group Company’s field of business.

6.8.3	As of the Signing Date and the Closing Date, except as set out in the Key Employee’s employment contracts, there is no incentive bonus, profit sharing, stock option plan or other incentive scheme presently in force with respect to any Key Employee.

6.8.4	As of the Signing Date and the Closing Date, no employee of the Group Companies will be entitled to any bonus, or similar benefit payable by the Seller, its Affiliates or any Group Company on account of the transaction contemplated by this Agreement.

6.8.5	No Key Employee has given, or been given, notice of termination of employment, and to the Seller’s Knowledge, no Key Employee has any intention of giving such notice.

6.8.6	All material Company Employee Benefit Plans and collective bargaining agreements by which any of the Group Companies are bound and sample standard employment contracts of the Group have been provided in the Data Room Documents.

6.8.7	No Proceedings are, or have during the last three (3) years been, pending between any of the Group Companies and any of its employees, any of its independent contractors, any of its directors or officers, or any labour union, including regarding or relating to any Company Employee Benefit Plans, the labour and/or employment practices of the Group, and no Group Company is subject to any Order of any Applicable Authority affecting the Company Group with respect to any of the foregoing matters, and to the Seller’s Knowledge no such Proceedings or Orders are threatening.

6.8.8	To the Seller’s Knowledge, none of the Key Employees have within the past five (5) years, or if a Key Employee has been employed by the Group Companies during a shorter time than five (5) years, during its respective time of employment with the Group Companies, been the subject of any Order relating to an alleged violation of, or otherwise found by any Applicable Authority to have violated any Applicable Laws relating to the Company Business.

6.9	Intellectual Property Rights

6.9.1	As of the Signing Date and the Closing Date, the Group Companies either own exclusively and have good and valid title to, or have valid and enforceable licenses to use (in each case free and clear of any Encumbrance and Transfer Restriction) all items of Intellectual Property Rights used in the conduct of, or necessary to conduct, the Company Business as it is currently conducted by the Group.

6.9.2	To the Seller’s Knowledge, no Person infringes any of the Intellectual Property Rights of any of the Group Companies.

6.9.3	No Group Company has during the 12 months preceding the Signing Date received any claim stating that it has infringed, misappropriated or used without authorisation any Intellectual Property Rights of any other Person. As of the Signing Date and the Closing Date, to the Seller’s Knowledge, none of the Group Companies are infringing, misappropriating or using without authorisation any Intellectual Property Rights of any

15(33)

other Person, and, to the Seller’ Knowledge, there is no basis for any such claim to be made.

6.9.4	As of the Signing Date and the Closing Date, the Group has taken appropriate steps to protect and preserve its trade secrets and the confidentiality of other confidential information (including without limitation customer lists and data), where with respect to the pledge ledger (Sw: pantboken) such steps shall for purposes of this Warranty be deemed appropriate to the extent the Group has taken the steps required pursuant to Applicable Law.

6.10	Agreements

6.10.1	As of the Signing Date and the Closing Date, no Group Company is, nor, as of the Signing Date, to the Seller’s Knowledge, any counterparty is, in material default under any Material Agreement. As of the Signing Date and the Closing Date, none of the Group Companies have given, or, as of the Signing Date, been given, notice of termination of any Material Agreement, and to the Seller’s Knowledge, no counterparty to any Material Agreement has any intention of giving such notice. True, correct and complete copies of all Material Agreements are included in the Data Room Documents.

6.10.2	As of the Signing Date and the Closing Date, there are no agreements or arrangements between any of the Group Companies, on the one hand, and the Seller or any of its Affiliates, on the other hand.

6.10.3	Except for Leases, Key Employee Contracts, Company Employee Benefit Plans, collective bargaining agreements, agreements in respect of Working Capital Loans, and software license and service agreements with Preato Alpha and Lear Data AB, none of the Group Companies are a party to any agreement, other than intra-Group financing agreements and agreements included in the Data Room Documents, that;
(a)	provides for payment or receipt by a Group Company of more than SEK 500,000 per year;

(b)	has a fixed term that will not elapse within 12 months from the Closing Date and/or cannot be terminated by the relevant Group Company without penalty with 12 months notice or less; or

(c)	prohibits or restricts the Group to engage in any business competitive with any other Person.
6.11	Insurance

6.11.1	All of the insurance policies of the Group Companies are disclosed in the Data Room Documents, the terms of which do not expire prior to the Closing Date. As of the Signing Date and the Closing Date, the Group Companies have paid the premiums of such insurance policies when due for payment, and, to the Seller’s Knowledge, no Group Company is in default with respect to any provision contained in any such policies and have given timely and effective notice to the relevant insurer of all known claims that may be insured thereby.

6.11.2	None of the Group Companies have any pending insurance claim in excess of SEK 500,000, nor has it had any such insurance claims during the two years period prior to the Signing Date.

16(33)

6.11.3	As of the Signing Date and the Closing Date, the Group maintains, and has since 1 January 2008 maintained, insurance coverage as required by Applicable Law.

6.12	Compliance

6.12.1	Subject to Clause 4.1, as of the Signing Date and the Closing Date, the Group Companies have in all material respects been granted all permits and licenses required by Applicable Laws to conduct the operations of the Group Companies as conducted on the Signing Date and the Closing Date, respectively.

6.12.2	As of the Signing Date and the Closing Date, each Group Company conducts its business in all material respects in accordance with, and each Group Company has at all times in all material respects complied with Applicable Laws.

6.12.3	None of the Group Companies have received any notice of violation from any governmental authority of (i) any permit or license required for their present activities, or (ii) Applicable Law.

6.12.4	As of the Signing Date and the Closing Date, to the extent that any information or data collected by any Group Company in the Ordinary Course of Business includes any personally identifiable information subject to the protection of Applicable Laws governing personal information, privacy and related matters, the relevant Group Company has complied with such Applicable Laws in all material respects.

6.13	Litigation and Disputes

6.13.1	As of the Signing Date and the Closing Date, no Group Company is involved in any pending material suit, administrative proceeding, arbitration or other legal proceeding or investigation, and, as of the Signing Date no such material suit, administrative proceeding, arbitration or other legal proceeding or investigation is, to the Seller’s Knowledge, threatened against any Group Company.

6.13.2	There are no Orders of any Applicable Authority against any Group Company and, to the Seller’s Knowledge, no event has occurred and no circumstance currently exists in the Group Companies that is reasonably likely to serve as a valid basis for any Proceeding against any of the Group companies.

6.14	Information

6.14.1	All the Data Room Documents provided to the Buyer by or on behalf of the Seller or any of the Group Companies are true and correct in all material respects, provided, however, that the previous statement shall not be deemed to include any representation or warranty by the Seller as to the accuracy of information in the Data Room Documents emanating from third parties, to the extent the Seller has reasonably relied upon such information. To the Seller’s Knowledge, no document provided to the Buyer by or on behalf of the Seller or any of the Group Companies contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in such document not misleading, except to the extent the information has been corrected or complemented in another document so provided.

6.14.2	To the Seller’s Knowledge, there are no material facts or circumstances relating to the affairs of any of the Group Companies which has not been disclosed to the Buyer.

17(33)

6.14.3	The Seller is as of the Signing Date not aware of any facts or circumstances in the Group Companies which would entitle the Buyer to make a claim against the Seller under this Agreement.

6.14.4	Notwithstanding anything herein to the contrary, the Buyer acknowledges that the Seller shall be under no liability in respect of any claim for the failure, if any, of the Group to meet forward-looking statements, budgets or projections as to any future development, whether they be Company specific or a result of market developments and whether included in the Data Room Documents or not.

6.15	Intermediaries

As of the Signing Date and the Closing Date, no broker, advisor or intermediary, including any advisor of the Seller or its Affiliates, will be entitled to any fee, commission or other payment of any nature from any Group Company as a result of the transactions contemplated in this Agreement.

7.	WARRANTIES OF THE BUYER

The Buyer makes the following warranties as of the Signing Date and the Closing Date.

7.1	Authority

7.1.1	The Buyer is duly organised and validly existing under the laws of England and Wales.

7.1.2	The Buyer has the requisite right, power, authority and capacity to enter into this Agreement and any other documents and instruments to be executed by the Buyer in relation hereto, and to carry out its obligation under this Agreement and related documents and instruments.

7.1.3	Subject to Clause 4.1, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in a breach of Applicable Law or the provisions of the articles of association of the Buyer.

7.1.4	The Buyer (i) has not filed or had filed against it any petition for its winding-up, company reorganisation or bankruptcy, (ii) has not initiated any negotiations with any creditors regarding composition, or (iii) is not insolvent, in each case within the meaning of Applicable Law.

7.2	Financing

The Buyer has secured sufficient and unconditional financing or has available internal funds to enable it to consummate the transaction contemplated by this Agreement and to make any payments that the Buyer is or may become required to make hereunder.

7.3	Authority consents

The Buyer is not after the Signing of this Agreement required to make any filing with, give any notice to, or obtain any consent from any Person in connection with the execution of this Agreement or the completion of the transaction contemplated by this Agreement, except for the filings with and the consents from the County Administrative Boards, and save for filings required by applicable securities laws or by applicable stock exchange regulations or the regulations of another recognised market place that do not have an

18(33)

impact on the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

7.4	Intermediary

The Buyer has not entered into any agreement or undertaking, whether in writing or orally, with any third party to the effect that (i) a third party, directly or indirectly, obtains, or will obtain, a share of the Company or the profit of a Group Company through the Buyer, or that (ii) the Buyer otherwise will hold the Shares on a third party’s behalf or act as an agent, front or other intermediary on behalf of a third party.

7.5	No Claims

The Buyer is as of the Signing Date not aware of any facts or circumstances which would entitle the Buyer to make a claim against the Seller under this Agreement.

8.	COVENANTS

8.1	Conduct of Business

8.1.1	During the period between the Signing Date and the Closing Date, the Seller shall take all actions reasonably required in its capacity as a shareholder to cause the Group Companies to take all actions required to:
(a)	carry on their businesses in the Ordinary Course of Business;

(b)	not sell or create or agree to any Encumbrance or Transfer Restriction over any of its material assets, or compromise or write-off any Account Receivable, other than in the Ordinary Course of Business;

(c)	not enter into any agreement or incur any commitment involving any capital expenditure in excess of SEK 1,000,000 per year or SEK 5,000,000 in the aggregate, or make a payment in excess of SEK 500,000 from a Group Company other than in the Ordinary Course of Business, or to terminate or amend any such existing agreement or commitment;

(d)	not give notice of termination of employment to any Key Employee, or amend any employment contracts with any Key Employee, without having first consulted the Buyer, or increase the salaries or compensation of its employees other than in the Ordinary Course of Business;

(e)	not terminate or amend any of the Material Agreements, other than in the Ordinary Course of Business;

(f)	not borrow any additional funds from banks or other external sources or enter into any guarantee, indemnity or other agreement to secure any obligation of another Person, other than in the Ordinary Course of Business;

(g)	not repay any of their debts existing as of the Accounts Date, other than as required in the agreements governing such debts, repayments in accordance with Clause 5.2(d) or in the Ordinary Course of Business;

19(33)

(h)	not enter into any new agreements or amend any existing agreements regarding software with the Seller or the Seller’s Affiliates;

(i)	not declare, pay, authorise or make any transfer of value (Sw. värdeöverföring), as defined in the Companies Act, to the Seller or any other Person, or make any other distributions or payments of any kind or nature to Affiliates; except for payments in accordance with agreements entered into prior to the Signing Date; and

(j)	not agree or commit to do any of the foregoing.
8.1.2	Clause 8.1.1 shall not operate as to restrict or prevent:
(a)	any matter consented to in writing by the Buyer (such consent not to be unreasonably denied, delayed or conditioned);

(b)	any matter reasonably undertaken by a Group Company in consultation with the Buyer in any generally accepted force majeure situation with the intention of minimising any adverse effect of such situation;

(c)	the completion or performance of any obligations undertaken pursuant to any agreement or arrangement entered into by the relevant Group Company prior to the Signing Date;

(d)	any action taken pursuant to a requirement under Applicable Law; or

(e)	any action provided for in this Agreement.
8.1.3	The Buyer hereby authorises the individual specified as the Buyer’s contact in Clause 10.3 (Notices) to, during the period between the Signing Date and the Closing Date, represent the Buyer and give such consents as stipulated in Clause 8.1.2(a).

8.2	Replacement and Discharge of Director Liability

8.2.1	Provided that the auditor of the relevant Group Company does not recommend otherwise, the Buyer shall on the first (and second, if relevant) annual general meeting of shareholders in the respective Group Company following the Closing Date discharge or procure the discharge of all members of the board of directors and alternate members of the Group Companies resigning in accordance with Clause 5.2(n).

8.2.2	The Buyer undertakes not to make, and undertakes to procure that no Group Company makes, any claim (other than for fraud or gross negligence) against members of the board of directors and alternate members of the Group Companies listed in Schedule 5.2(m) for their acts or omissions in their capacity as members and alternate members of the board of directors that took place on or before the Closing Date.

8.3	Non-competition and Non-solicitation

8.3.1	From the Closing Date and for a period of two years thereafter, each of the Seller, Simon Hallqvist and Jari Väyrynen shall not, and shall procure that its Affiliates shall not, directly or indirectly, (a) engage or prepare to engage as a principal or for its own account, or solely or jointly with others, or as holder of any shares or business interest in any Person, in any business or activity conducting pawnbroking business as defined in Clause 1 of the Pawnbroking Act (Sw. Pantbankslag (1995:1000)) in Denmark, Finland, Iceland, Norway,

20(33)

Sweden, Estonia, Latvia, Lithuania or Poland, or (b) solicit to employ any of the Key Employees or Anna Pettersson, provided, however, that this shall not prevent the Seller and its Affiliates from making public employment advertisements and employing any of the Key Employees or Anna Pettersson, who responds to such advertisement. Activities currently conducted by Preato Alpha pertaining to selling software licenses to pawnbroking businesses shall not be deemed a breach of the undertakings of the Seller, Simon Hallqvist or Jari Väyrynen hereunder.

8.3.2	The Seller shall not be deemed to have breached the non-competition covenant in Clause 8.3.1, if the Seller or any of its Affiliates as a financial investment acquires less than 10 percent ownership of the shares of a publicly traded Person.

8.4	Access and Assistance

After the Closing, upon reasonable notice, the Buyer shall furnish, or cause to be furnished, to the Seller and its Affiliates, and their accountants, counsel and other representatives, access to such information, personnel and assistance relating to the Group Companies as may be reasonably necessary for the Seller’s and its Affiliates’ financial reporting and accounting matters and any Tax matter, or the defence or prosecution of, or response required under or pursuant to, any lawsuit, action or proceeding, and the Seller shall furnish, or cause to be furnished, to the Buyer and its Affiliates, and their accountants, counsel and other representatives, access to such information in the possession of the Seller and its Affiliates and relating to the Group Companies as may be reasonably necessary for the Buyer and the Group Companies’ financial reporting and accounting matters and any Tax matter, or the defence or prosecution of, or response required under or pursuant to, any lawsuit, action or proceeding.

8.5	Information

Between the Management Accounts Date and the Closing Date, the Seller shall cause the Company to provide the Buyer with (i) copies of its monthly management accounts (on or about the twentieth (20th) day of the next following month), such monthly management accounts to be prepared consistent with past practice in accordance with the same accounting methods, principles or practices as applied by the Company in the preparation of the Management Accounts, and (ii) copies of such other information relating to the Group Companies, including copies of all reports and other information concerning the Group prepared for the board of directors of the Company in accordance with past practice, as is reasonably requested by the Buyer.

8.6	Exclusivity

The Parties agree that the exclusivity granted to Dollar Financial Group, Inc. pursuant to Clause 5.1 of the letter of intent, dated September 22, 2010, entered into between Dollar Financial Group, Inc and the Seller, shall continue to apply as between the Parties up to and including the Closing Date.

8.7	Further Assurances

Subject to the terms and conditions of this Agreement, each Party will use its best effort to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under Applicable Law to consummate the transaction contemplated by this Agreement, including but not limited to executing and delivering such documents, certificates, agreements and other writings and to take such other actions as may be necessary in order to consummate the transaction contemplated by this Agreement.

21(33)

8.8	Transaction Incentive Plans

8.8.1	The Seller’s committed incentive compensation and other payments to employees, officers or directors of the Group (the “Employee Participants”) arising out of or resulting from the transaction contemplated in this Agreement (the “Transaction Incentive Plans”) consist of (i) a commitment to pay Siv Svensson and Jan Mattsson a percentage sum of the Purchase Price (the “Contingent Incentive”) and (ii) the payment of up to three (3) months salary to each of Martti Huotelin, Ritva Kuntonen, Teuvo Lehviö, Anna Pettersson, Johan Thorell and Nils Klevmarken (the “Salary Based Incentive”). The Contingent Incentive will be paid in two instalments; the first instalment to become payable in connection with the Closing and the second instalment to be paid in connection with the determination of the Remaining Second Earn-Out. The Salary Based Incentive will be paid in full in connection with the Closing.

8.8.2	The Seller and the Buyer have agreed that the first instalment of the Contingent Incentive and the Salary Based Incentive shall be funded by the Buyer. In consideration thereof, the Seller has agreed to deduct the cost therefore, net of tax effects for the Group Companies, from the value offered by the Buyer for the Shares. Accordingly, the cost therefore, net of tax effects for the Group Companies applying Clause 9.4.2, mutatis mutandis, shall be deducted prior to the Closing Date, as further specified below, when arriving at the agreed Up-Front Purchase Price. Further, the Buyer and the Seller have agreed to cause the Group Companies to facilitate the payment of the second instalment of the Contingent Incentive. Therefore, the Parties have agreed as follows.

8.8.3	On the Closing Date, the Buyer shall, subject to receipt of the Incentive Certificate, which shall set forth (i) each Employee Participant’s allocated share of the first instalment of the Contingent Incentive and of the Salary Based Incentive (each such share, the “First Employee Participant’s Share”), (ii) a calculation of the applicable income withholding tax and employer’s tax and social security charges in respect of each First Employee Participant’s Share, and (iii) a calculation of the net tax effects for the Group Companies of the payment of the amounts set forth in items (i) and (ii) above applying Clause 9.4.2, mutatis mutandis, cause the Group Companies to pay the First Employee Participant’s Shares to the Employee Participants being entitled thereto, less applicable income withholding tax and employer’s tax and social security charges. Further, the Buyer shall cause the Group Companies to report and pay the applicable income withholding taxes and employer’s taxes and social security charges to Applicable Authorities in accordance with Applicable Laws.

8.8.4	Further, but subject to the funding condition set forth in the last sentence of this paragraph, after receipt of a certificate (substantially in the form of the Incentive Certificate), which certificate shall set forth (i) each Employee Participant’s allocated share of the second instalment of the Contingent Incentive (each such share, the “Second Employee Participant’s Share”) and (ii) a calculation of the applicable income withholding tax and employer’s tax and social security charges in respect of each Second Employee Participant’s Share, and (iii) a calculation of the net tax effects for the Group Companies of the payment of the amounts set forth in items (i) and (ii) above applying Clause 9.4.2, mutatis mutandis, the Buyer shall cause the Group Companies to pay the Second Employee Participant’s Shares to the Employee Participants being entitled thereto, less applicable income withholding tax and employer’s tax and social security charges, on the date for the Company’s ordinary pay-roll following satisfaction of the funding condition set forth in the last sentence of this paragraph. Further, the Buyer shall cause the Group Companies to report and pay the applicable income withholding taxes and employer’s taxes and social security charges to Applicable Authorities in accordance with Applicable Laws. The

22(33)

Buyer’s obligation to cause the Second Employee Participant’s Share to be paid pursuant to the foregoing sentences shall be subject to the condition that the Group Companies receive from the Seller payment of an amount (gross of the net tax effects of applicable withholding Taxes) sufficient to pay the Second Employee Participant’s Share and all applicable employer’s taxes and social security charges.

8.8.5	The Seller confirms that it will as of the Closing Date either have agreed with the Employee Participants that the benefits payable under the Transaction Incentive Plans will not be included in the basis for calculating any employment benefits; such as pension rights or vacation pay (Sw. semesterlön och semesterersättning) or ensure that the amounts payable in accordance with Clause 8.8.4 include payment of any such employment benefits.

9.	COMPENSATION AND LIMITATIONS

9.1	Compensation

9.1.1	In the event of the Seller’s breach of this Agreement, the Buyer’s right to compensation is, save as set forth herein (including Clause 9.3.1(b)), limited to indemnification for Losses incurred or suffered by the Buyer and its Affiliates (including after the Closing, the Group Companies), due to such breach.

9.1.2	Any payment by the Seller pursuant to this Clause 9, shall be treated as a reduction of the Purchase Price, and, subject to the qualifications and limitations set forth in this Agreement, including without limitation Clause 10.8, be made at the time of payment and by means of a set-off against any remaining claims of the Seller for the Deferred Purchase Price, provided, however, that to the extent any such set-off against remaining claims of the Seller for the Deferred Purchase Price does not suffice for the payment of any sum payable by the Seller in respect of any breach of this Agreement, by means of a set-off against any remaining claims of the Seller for the Earn-Out, provided, however, that to the extent any such set-off against remaining claims of the Seller for the Earn-Out does not suffice for the payment of any sum payable by the Seller in respect of any breach of this Agreement, the Seller shall compensate the Buyer for such remaining amounts. Any exercise by the Buyer of the right of setoff in accordance with Clause 10.8 against a payment owing to the Seller hereunder, shall not, pending resolution of the matter resulting in such set-off, constitute a breach or a failure to pay by the Buyer.

9.1.3	None of the limitations or exclusions set forth in this Clause 9 shall apply if the Seller is guilty of fraud (including Clauses 30 and 33 set forth in the Swedish Contract Act (Sw. Lag (1915:218) om avtal och andra rättshandlingar på förmögenhetsrättens område), inter alia, if the Seller has wilfully or with gross negligence withheld or failed to disclose a material fact necessary in order to make a Warranty true and correct and not misleading.

9.2	No other Warranties

9.2.1	The Warranties are the only warranties given by the Seller in relation to the Shares and the Group Companies. The Warranties do not release the Buyer from its duty to carry out a prudent investigation of the state of affairs of the Group Companies. The Buyer may not rely, and has not relied, on any other information, statement or warranty (express or implied), whether based on the Sale of Goods Act, any other Applicable Law or otherwise.

9.2.2	In relation to matters relating to Tax, the warranties in Clause 6.6 are the only warranties governing such matters.

23(33)

9.2.3	The Seller has not made any warranty (expressed or implied) as to the accuracy or completeness of any information regarding the Group Companies, furnished or made available to the Buyer, its Affiliates and its advisors, except as expressly set forth in this Agreement. Neither the Seller nor any other Person shall have or be subject to any liability to the Buyer resulting from the distribution to the Buyer, or the Buyer’s use of, any such information.

9.3	Remedies

9.3.1	The Buyer’s sole remedies for a breach by the Seller of this Agreement is:
(a)	compensation in accordance with Clause 9.1.1; and

(b)	seeking, with respect to the covenants in Clauses 8.3 (Non-competition and Non-solicitation), 8.6 (Exclusivity), 10.1 (Confidentiality), and 10.6 (Assignments), equitable remedies (Sw. säkerhetsåtgärder, inklusive interimistiska åtgärder), and seeking, with respect to the covenants in Clauses 2 (Sale and Purchase), 5.2 (Closing), 8.4 (Access and Assistance) and 8.7 (Further Assurances), specific performance (Sw. fullgörelse) if and to the extent such remedies are available under Applicable Law.
Such remedies shall be exclusive and, consequently, no other remedy, including the right to rescind this Agreement, shall be available to the Buyer in the event of the Seller’s breach of this Agreement, whether under the Sale of Goods Act or otherwise.

9.3.2	Instead of compensating the Buyer in accordance with Clause 9.1.1, the Seller shall have the right to, if the subject matter of the claim is capable of being remedied, remedy the subject of a claim for compensation, provided that the Seller (i) within 20 Business Days after receipt of a notice in accordance with Clause 9.5 gives the Buyer notice that it will exercise its right to remedy such subject matter of the claim, (ii) to the extent such subject matter of the claim has not been remedied within three (3) months from such notice, shall compensate the Buyer in accordance with Clause 9.1.1 for any remaining Loss, and (iii) to the extent the Buyer despite the Seller’s remedy of the subject of the claim has suffered a Loss, shall compensate the Buyer in accordance with Clause 9.1.1 for any remaining Loss.

9.4	Limitations

9.4.1	The Seller shall not be liable to compensate the Buyer for any Losses:
(a)	that are due to loss of synergies, loss of other similar profits, revenues or advantages that the Buyer or its Affiliates had expected to make or obtain, or losses relating to liabilities or costs incurred or profits or revenues lost, under the Buyer’s or its Affiliates’ existing contracts or under contracts that the Buyer or its Affiliates expects to, or will enter into with third parties, or other losses that are difficult to foresee for the Seller;

(b)	that are actually recovered by the Buyer or its Affiliates from any third party, or for which the Buyer or its Affiliates otherwise receives compensation, including any amount that is actually recovered under a policy of insurance held by the Buyer or its Affiliates, or which would have been recoverable if the Buyer or its Affiliates had maintained in force insurance protection no less favourable than that maintained by the Group Companies as per the Closing Date; provided, however, that all costs and expenses related to recovering such Loss from a third party, including, without limitation, reasonable attorneys fees and other legal costs and

24(33)

expenses, and any premium costs related to any applicable insurance policy, shall be Losses for which the Seller shall liable hereunder unless and to the extent such costs and expenses are recovered in full from a third party;
(c)	to the extent that the fact, matter, occurrence or event giving rise to the breach:
(i)	has been disclosed in this Agreement (including the Disclosure Schedule and other schedules);

(ii)	has been included in the Data Room Documents or in other information received by the Buyer, its Affiliates or any of their advisors during its due diligence review in relation to the Group Companies; or

(iii)	was otherwise known by the Buyer, its Affiliates or any of their advisors prior to or on the Signing Date,

provided, in respect of each of (i)-(iii), that the Buyer could reasonably be expected to conclude prior to the Signing Date that such fact, matter, occurrence or event constituted a breach of the Warranties.
(d)	that occur as a result of any Applicable Law not in force on the Signing Date (or any alteration or repeal of any Applicable Law in force on the Signing Date), or that takes effect retroactively, or occurs as a result of any increase in the tax rate in force on the Signing Date or any change in the practices of the relevant governmental authority or courts (including but not limited to changes in the interpretation of relevant legislation);

(e)	that would not have arisen but for any act, omission or transaction carried out by, at the written request of or with the consent of the Buyer or its Affiliates (excluding the Group Companies) before or after the Closing; or

(f)	to the extent that a specific provision or reserve has been made for such matter in the Accounts or the Management Accounts.
9.4.2	If any Loss that is compensable under this Agreement is a tax-deductible item for the Buyer or any of its Affiliates, the compensation payable by the Seller hereunder shall be reduced by the tax rate applicable in the relevant jurisdiction at the time of the Loss, provided that the Loss can be utilised to offset against taxable profits during the year to which the Loss relates.

9.4.3	The Buyer shall take all reasonable action to mitigate any compensable Loss in respect of which a claim could be made under this Agreement, including but not limited to taking reasonable measures to enforce any recovery that can be obtained from a third party before taking action against the Seller.

9.5	Notice of Claim and Limitations in Time

9.5.1	The Buyer shall not be entitled to make a claim under this Agreement unless:
(a)	the Buyer has given written notice to the Seller of such claim, describing in reasonable detail the nature of such claim and, as far as practicable, the calculation of the Loss claimed, within 30 Business Days after the Buyer discovered the facts and circumstances giving rise to such claim; and

25(33)

(b)	in any event, not later than within 12 months from the Closing Date, after which point in time the Seller’s liability under this Agreement shall expire.
9.5.2	The limitation in time set forth in Clause 9.5.1 shall not apply to claims:
(a)	for breach of the Warranties set forth in Clauses 6.1 (Authority), 6.2 (Ownership of the Shares and the Subsidiary Shares) and 6.3 (Corporate), which instead may be made within five (5) years from the Closing Date;

(b)	for breach of the Warranties set forth in Clause 6.6 (Taxes), which instead may be made within three months from the date the relevant Tax has been finally and irrevocably determined by the relevant tax authority or court of law;

(c)	for breach or non-fulfilment of the covenants set forth in Clause 8.1 (Conduct of Business), which instead may be made within twelve (12) months from the Closing Date;

(d)	for breach or non-fulfilment of the covenants set forth in Clauses 8.3 (Non- competition and Non-solicitation) and 10.1 (Confidentiality) or any other covenants subject to a specific time limit under this Agreement, which instead may be made within two (2) months from the expiry of the applicable time limit of such respective covenant; or

(e)	for breach or non-fulfilment of any of the other covenants set forth herein, which covenants shall be subject to the limitation in time set forth in Clause 9.5.1(a) hereof and the statutes of limitation that follows from Applicable Law.
9.5.3	Any claim notified by the Buyer shall be deemed to have been withdrawn and waived by the Buyer unless legal proceedings in respect thereof have been initiated within six months of the notification of such claim to the Seller.

9.6	Limitations in Amount

9.6.1	The Buyer shall not be entitled to compensation for a Loss arising as a result of breach of Warranty unless:
(a)	the amount of the aggregate Loss arising from the same set of facts exceeds SEK 1,000,000; and

(b)	the aggregate amount of such recoverable Losses in total equals or exceeds an amount of SEK 10,000,000, in which case the entire amount shall be recoverable, provided that these limitations shall not apply to the Warranties set forth in Clauses 6.1 (Authority), 6.2 (Ownership of the Shares and the Subsidiary Shares), 6.3 (Corporate), 6.5(h) (Absence of Certain Events) and 6.6 (Taxes).

9.6.2	The Seller’s total liability under this Agreement for breach of Warranty shall in no circumstance exceed 10 percent of the Purchase Price actually paid by the Buyer to the Seller, provided that this limitation in amount shall not apply to the Warranties set forth in (i) Clauses 6.1 (Authority), 6.2 (Ownership of the Shares and the Subsidiary Shares), 6.3 (Corporate) and 6.5 (h) (Absence of Certain Events), in respect of which the Seller’s total liability shall not exceed the Purchase Price actually paid by the Buyer to the Seller, and (ii) Clause 6.6 (Taxes) in respect of which the Seller’s total liability shall not exceed 30 percent of the Purchase Price actually paid by the Buyer to the Seller. The Seller’s total

26(33)

liability under this Agreement shall under no circumstances exceed the Purchase Price actually paid by the Buyer to the Seller.

9.7	Double Recovery

9.7.1	If and to the extent the Buyer has been compensated for a Loss by the Seller, and the Buyer or the relevant Group Company subsequently is able to recover such Loss (attributable to the same subject matter) from a third party, the Buyer shall repay such amount (net of any costs and expenses relating to such recovery) to the Seller, or such other Person that the Seller designates, without undue delay up to the amount for which the Buyer has been compensated by the Seller.

9.7.2	If and to the extent the Buyer has been compensated for a Loss by the Seller, the Buyer shall assign, or procure that the relevant Group Company assigns, at the request of the Seller and to the extent permissible under Applicable Law, its rights against any Person in respect of such Loss to the Seller or such other Person that the Seller designates.

9.8	Third Party Claims

9.8.1	Upon the Buyer becoming aware of any third party claim, action or demand or matter which may give rise to any Loss for which the Seller may be liable, the Buyer shall, in order to preserve the Buyer’s possible right to compensation from the Seller for such Loss:
(a)	give written notice to the Seller in accordance with Clause 9.5.1(a);

(b)	not make any admission of liability, agreement, settlement or compromise with any third party in relation to any such claim or adjudication, without obtaining the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed;

(c)	not take any action which may have any adverse effect on any insurance policy under which any such third party claim would be recoverable if such action had not been taken;

(d)	take any action that the Seller reasonably requests to avoid, dispute, resist, appeal, compromise or defend such claim at the Seller’s cost and expense;

(e)	give the Seller and its advisors reasonable access to the personnel of the Buyer and the Group Companies, and to any relevant properties, premises, accounts, documents and records, and allow the Seller and its advisors to take copies thereof in order to enable the Seller and its advisors to examine the grounds for such claim, to defend against such claim and to conduct any litigation resulting therefrom in accordance with item (f) below; and

(f)	at the Seller’s request and at the Seller’s cost and expense, allow the Seller (at the Seller’s option) to:
(i)	handle any negotiation, dispute or litigation relating thereto with any third party and grant the Seller and its advisors all authorisations and all assistance as the Seller and its advisors may reasonably require to enable the Seller and its advisors to defend against the claim and to properly conduct any litigation resulting therefrom; or

27(33)

(ii)	participate in and give advice to any negotiation, dispute or litigation relating thereto with any third party; and

(iii)	at the Seller’s discretion, agree to any settlement, compromise or discharge of such claim.
provided, in respect of sub-clause (f) above, that any such settlement or compromise must be for monetary damages only, and must provide a full release of the Buyer and all its Affiliates from any and all liabilities relating to such Third Party Claim.
9.8.2	The Party conducting the negotiation, dispute or litigation in respect of any third party claim pursuant to Clause 9.8.1 shall ensure that the Seller or the Buyer, as the case may be, will be informed without undue delay of the developments of the matter, and shall be provided with copies of any correspondence or documentation material to the negotiation, dispute or litigation, provided always that such disclosure is possible without jeopardizing the outcome of such negotiation, dispute or litigation, or legal privilege in relation thereto.

9.8.3	Any failure by the Buyer to comply with the provisions of Clause 9.8.1(a) shall not relieve the Seller of its liability hereunder, except to the extent a failure to provide timely or adequate notice pursuant to Clause 9.8.1(a) shall have adversely prejudiced the Seller or if such failure is wilful.

9.9	Specific indemnities

The Buyer and its Affiliates (including after the Closing, the Group Companies), shall be indemnified and held harmless by the Seller from and against any Losses suffered or incurred by any of them, arising out of or resulting from any of the specific matters identified in Schedule 9.9. Clause 9.8 (Third party claims) shall apply, mutatis mutandis, to the handling of any ongoing claims or disputes subject to the specific indemnities.

10.	MISCELLANEOUS

10.1	Confidentiality

10.1.1	Each Party undertakes not to disclose;
(a)	any financial information, trade secrets, customer lists or other information that it holds or may from time to time receive or obtain (in any form) as a result of entering into or performing its obligations pursuant to this Agreement or otherwise, relating to the other Party or, prior to Closing as regards the Buyer only and after Closing as regards the Seller only, the Group Companies, and which is not in the public domain, and,
(b)	any information about the entering into or the content of this Agreement;
unless:
(i)	required to do so by Applicable Law or pursuant to any order of a court or other County Administrative Board or tribunal;
(ii)	required to do so by any applicable stock exchange regulations or the regulations of any other recognised market place;

28(33)

(iii)	such disclosure has been consented to by the other Party in advance in writing; or

(iv)	the information is disclosed to its professional advisors who make no other use of the information than for assisting the Party and who are bound to such Party by a duty of confidence which applies to any information disclosed.
10.1.2	If a Party becomes required, in circumstances contemplated by Clause 10.1.1(b)(i) or (ii) to disclose any information, such Party shall to the extent possible consult with the other Party and take into account any reasonable requests that the other Party may have in relation to the disclosure before making it.
10.1.3	The obligations set forth above in this Clause 10.1 (Confidentiality) shall survive until the second anniversary of the Closing Date.

10.1.4	The confidentiality undertaking entered into between the Parties on 30 June 2010 shall terminate at the signing of this Agreement, except that a Party shall remain liable for any and all losses, costs or expenses incurred or paid by the other Party as a result of the first Party’s breach of any obligation under such confidentiality agreement prior to the date of the termination.

10.2	Announcements

The Seller may not issue press releases, make any public announcements or undertake any public relations activities with regard to this Agreement or the transactions contemplated hereby unless the Buyer in advance has approved of such release or announcement. The Buyer may issue such press releases, and make such other disclosures regarding the transaction, as it determines are required under Applicable Laws, including securities laws or regulatory rules, or are otherwise appropriate.

10.3	Notices

10.3.1	All notices and other communication required or permitted under this Agreement shall be made in writing in the English language, and shall be deemed to have been given if addressed to (i) the addresses set forth below, (ii) the official registered postal address of the relevant Party, or (iii) such other addresses as may be given by written notice in accordance with this Clause 10.3 (Notices). For the purposes of this Clause, “writing” shall include faxes but not e-mails.
If to the Seller to:
NSF Nordic Special Finance AB
Attention: Simon Hallqvist and Jari Väyrynen
c/o: Preato Oy
Mannerheimintie 16 A 4, 4th floor
00100 Helsinki
Finland
With a copy (not serving as a notice) to:
Mannheimer Swartling Advokatbyrå AB
Attention: Isabella Ramsay
Norrlandsgatan 21
111 87 Stockholm

29(33)

Sweden
If to the Buyer:
Dollar Financial U.K. Limited
Attention: Managing Director
Castlebridge Office Village,
Kirtley Drive, Castle Marina
Nottinghamshire, NG7 1LD
With a copy (not serving as a notice) to:
Dollar Financial Corp.
Attention: General Counsel
1436 Lancaster Avenue, Suite 300
Berwyn, Pennsylvania 19312
United States
With a copy (not serving as a notice) to:
Advokatfirman Vinge KB
Attention: Jan Byström
Smålandsgatan 20
111 46 Stockholm
Sweden
10.3.2	A notice shall be considered received when the other Party has confirmed receipt. Should a Party not have confirmed receipt, a notice or other communication shall nevertheless be deemed received:
(a)	if delivered by hand, on the date of receipt by the recipient thereof if received prior to 17.00 (CET) and such day is a Business Day, and otherwise on the next Business Day;

(b)	if sent by reputable international overnight courier (obtaining return or delivery receipt), on the second Business Day after delivery to such courier; or

(c)	if sent within Sweden, one Business Day, or if sent outside Sweden, five Business Days, after having been sent by registered or certified mail, return or delivery receipt requested, postage prepaid.
10.4	Variation

Any variation of this Agreement shall be made in writing and shall be duly signed by each of the Parties.

10.5	Waiver

10.5.1	Any waiver of any right under this Agreement shall only be effective if made in writing. Such waiver shall apply only to the Party to whom the waiver is addressed and to the circumstances for which it is given, and it shall not prevent the Party who has given the waiver from subsequently relying on the provision it has waived.

10.5.2	No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

30(33)

10.6	Assignments

No Party may transfer or grant any Encumbrance (other than a business mortgage (Sw. företagsinteckningar), if any) in or over this Agreement or any of its rights or obligations under this Agreement, without the prior written consent of the other Party. However, the Buyer shall be entitled, subject to the security over the Shares created by the Share Pledge Agreement, to assign or otherwise transfer or pledge or grant any other security interest in or over any of its rights under this Agreement to any of its Affiliates or to any bank participating in the financing of the transactions contemplated by this Agreement, provided that, in the event of any such assignment, the Buyer will remain responsible for all of their obligations hereunder.

10.7	Entire Agreement

Except as explicitly set forth herein, this Agreement, together with the Schedules, contains the entire understanding of the Parties with respect to the subject matter contained herein. This Agreement supersedes and cancels all agreements (whether written or oral) prior to the Signing Date between the Parties regarding the subject matter hereof.

10.8	Set-off and Escrow

10.8.1	All amounts due under this Agreement shall be paid in full without any deduction or withholding and no Party shall be entitled to assert any credit, set-off or counterclaim against another Party in order to justify withholding payment of any such amount, in whole or in part, other than as required under Applicable Law or with respect to undisputed claims or claims that have been finally settled by a final arbitration award or final judgement by the Accountant, as the case may be, which may be set-off in accordance with Clause 9.1.2 of this Agreement; provided, however, that all or a portion of the Remaining Second Earn-Out may be withheld and paid into the Escrow Account pursuant to Clause 10.8.3 hereof.

10.8.2	Subject to Clauses 10.8.3 — 10.8.5 below, the Buyer may withhold from the payment of the Remaining Second Earn-Out due for payment pursuant to Clause 3.2, the following amounts:
(a)	the amount of any previously made bona fide claims against the Seller hereunder which are then in dispute;

(b)	the amount of the Buyer’s bona fide estimate at such time of any Losses that the Buyer and its Affiliates (including after the Closing, the Group Companies) may still suffer or incur as a result from or arising out of the specific matter identified in item (a) of Schedule 9.9, provided, however, that the dispute concerned is still pending and that such amount shall never exceed SEK 2,700,000; and

(c)	the amount of the Buyer’s bona fide estimate at such time of any Losses that the Buyer and its Affiliates (including after the Closing, the Group Companies) may still suffer or incur as a result from or arising out of the specific matter identified in item (b) of Schedule 9.9, provided, however, that such amount shall never exceed SEK 1,000,000.
10.8.3	Any amounts withheld pursuant to Clause 10.8.2 shall at the time of the payment of the Remaining Second Earn-Out instead be paid into the Escrow Account, as established by the Seller pursuant to the terms and conditions of an agreement in substantially the form of the escrow agreement attached hereto as Schedule 10.8.3 (the “Escrow Agreement”). The

31(33)

Buyer covenants and agrees that it will execute and deliver the Escrow Agreement within five (5) calendar days of the Seller’s request.

10.8.4	The escrow agent appointed pursuant to the Escrow Agreement shall hold and release the amount so withheld and paid into the Escrow Account pursuant to the terms and conditions of the Escrow Agreement. Notwithstanding the generality of the foregoing, the Buyer specifically covenants and agrees:
(a)	that any amounts paid to the Escrow Account with respect to a specific bona fide claim against the Seller pursuant to Clause 10.8.2(a) above shall be immediately released if the Buyer has not initiated legal proceedings in respect of the claim in question within one month of having made such payment into the Escrow Account; and

(b)	that any amounts paid to the Escrow Account pursuant to Clause 10.8.2(c) above shall, subject to any earlier release pursuant to the Escrow Agreement, be released no later than as follows:
(A)	1/4 of such amount shall be released on 1 January 2014;

(B)	1/4 of such amount shall be released on 1 January 2015;

(C)	1/4 of such amount shall be released on 1 January 2016; and

(D)	1/4 of such amount shall be released on 1 January 2017;

in each case provided that no bona fide claim has been made against the Seller under item (c) of Schedule 9.9 prior to such date.
10.8.5	Notwithstanding anything to the contrary set out herein, if the Buyer is entitled to withhold an amount pursuant to Clause 10.8.2, the Seller shall, in its sole discretion, be entitled to have a bank guarantee issued to the Buyer (the “Bank Guarantee”) instead of having the Buyer pay the relevant amount to the Escrow Account pursuant to Clause 10.8.3. The Bank Guarantee shall be issued by a reputable bank reasonably satisfactory to the Buyer and shall cover the amount which the Buyer is entitled to withhold pursuant to Clause 10.8.2. The Buyer covenants and agrees that it will immediately pay to the Seller any amounts withheld pursuant to Clause 10.8.2 upon receipt of the Bank Guarantee. Furthermore, the Parties agree and acknowledge that Clause 10.8.4 shall be applied mutatis mutandis with respect to the total amount that the Bank Guarantee shall cover.

10.9	Disputes

10.9.1	Any dispute, controversy or claim arising out of, or in connection with, this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration under the international commercial arbitration rules of the London Court of International Arbitration (“LCIA”), which are incorporated by reference into this Clause. The number of arbitrators shall be three, and the arbitrators shall be appointed in accordance with LCIA rules. Any requirement of the LCIA to take account of the nationality of a person considered for appointment as an arbitrator shall not be applicable and a person may be nominated as an arbitrator (including as chairman) regardless of nationality.

10.9.2	The seat of arbitration shall be London, England. The language to be used in the arbitral proceedings shall be English, unless the parties thereto agree otherwise.

32(33)

10.9.3	The Parties undertake and agree that all arbitral proceedings conducted or initiated with reference to this Clause 10.9 (Disputes) shall be kept strictly confidential. This confidentiality undertaking shall cover the fact that arbitration has been initiated, all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the prior written consent of the other Party. This notwithstanding, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way such Party’s rights vis-à-vis the other Party in connection with the dispute, or if such a right exists pursuant to a statute, a regulation, a decision by an authority, a stock exchange contract or similar.

10.10	Governing Law

This Agreement shall be governed and construed in accordance with the laws of Sweden, without giving regard to its principles of conflicts of laws.
NSF NORDIC SPECIAL FINANCE AB

/s/ Simon Hallqvist		/s/ Jari Väyrynen
Simon Hallqvist		Jari Väyrynen

DOLLAR FINANCIAL U.K. LIMITED

By:	/s/ Roy W. Hibberd
Roy W. Hibberd, Director
Each of the undersigned Simon Hallqvist and Jari Väyrynen hereby agrees to adhere to and be bound by the non-competition and non-solicitation covenant of Clause 8.3.1 set forth herein.

/s/ Simon Hallqvist	/s/ Jari Väyrynen
Simon Hallqvist	Jari Väyrynen

33(33)

EXECUTION COPY
SCHEDULE 3.2 — EARN-OUT
1.	Definitions
“Accelerated Earn-Out” is defined in Clause 7.1.
“Accelerated PBT” means the estimated PBT for any Earn-Out Period in the event of an Accelerated Earn-Out, calculated by taking, the actual PBT for a period of six (6) months ending on the date of the Accelerated Earn-Out, and then, applying exchange rates, interest levels and gold price levels as of the date of the Accelerated Earn-Out and using the same general assumptions regarding key drivers of the actual PBT (adjusted for seasonality), including but not limited to, pawn receivable balances at the date of the Accelerated Earn-Out, average loan values, service charge rates, and redemption rates during a six (6) month period preceding the date of the Accelerated Earn-Out, as well as anticipated retail, auction and scrap value and cost levels along with estimated operating and other cost levels, estimating the PBT for any remaining Earn-Out Periods, which along with the actual PBT at the date of the Accelerated Earn-Out will yield the estimated PBT for any remaining Earn-Out Periods. The Accelerated PBT will be reviewed and approved by the board of directors of the Company.
“Accountant” means (i) PricewaterhouseCoopers in Sweden, or, if PricewaterhouseCoopers in Sweden is unable or unwilling to accept such appointment, (ii) Deloitte in Sweden, or, if Deloitte in Sweden is unable or unwilling to accept such appointment, (iii) another independent and reputable account agreed between the Parties, or if the Parties cannot agree on any accountant replacing such accountants within five (5) calendar days from the date of the first proposition for such an accountant was made by any of them, an independent reputable accountant appointed by the President of the Stockholm Chamber of Commerce at the request of either the Seller or the Buyer, provided, however, with respect to each of items (i) — (iii) above that any accounting firm elected in accordance with the above, shall not, for a period of 36 months preceding the time of their appointment hereunder, have been providing the Group Companies, the Seller or its Affiliates or the Buyer or its Affiliates with services to an extent rendering such accountant not independent in relation to each of the Parties.
“Adjustment Principles” means the Accounting Principles as applied on a consistent basis by the Group Companies in the preparation of the Accounts, with the adjustments to be applied in the preparation of the Interim Financial Information and the Earn-Out Accounts, as set forth in Exhibit 1A.
“Agreed Course of Business” means the ordinary course of business in accordance with past practices as of the Closing Date with the objective of maximizing the PBT during the Earn-Out Period and in the best interest of the Included Business as a going concern.

“Buyer Calculations” is defined in Clause 3.1.1.
“Current Customer” means, when used with reference to a store that is opened after the Closing Date (a “new store”), a Person that has utilized any of the services of the Group Companies specified in the definition of the Company Business or of the Existing Shops during the 36 month period preceding the date for the opening of the new store.
“Earn-Out” means the First Earn-Out and the Second Earn-Out.
“Earn-Out Accounts” means the unaudited pro forma balance sheet and profit and loss account of the Included Business conducted by the Group Companies for the First Earn-Out Period and the Second Earn-Out Period, prepared in accordance with the Adjustment Principles, including the information set forth in Clause 5 below.
“Earn-Out Dispute” is defined in Clause 3.1.3.
“Earn-Out Dispute Notice” is defined in Clause 3.1.3.
“Earn-Out Period” means a twenty-four (24) month period commencing on the first day of the first month following Closing, provided that if Closing occurs prior to 31 January 2011, the twenty-four (24) month period shall commence on 1 January 2011.
“Excluded Business” is defined in Clause 5.1(h).
“Existing Shops” means the stores of the Group Companies open as of the Closing Date, as set forth in Exhibit 1B and any relocation or expansion of such stores.
“Final Decision” is defined in Clause 3.1.6.
“First Earn-Out” is defined in Clause 2.1.
“First Earn-Out Period” means the first twelve (12) months of the Earn-Out Period.
“Forecast” means the forecast for the Included Business conducted by the Group Companies, including the key assumptions for the forecast and, for illustrative purposes, the Buyer’s calculation of the factor agreed to be applied in the calculation of the Earn-Out as referenced in Clause 2, attached hereto as Exhibit 1C.
“Included Business” is defined in Clause 5.1(h).
“Interim Financial Information” means the unaudited pro forma balance sheet and profit and loss account of the Included Business conducted by the Group Companies for each calendar quarter ending after the Closing Date, prepared in accordance with the Adjustment Principles, including the information set forth in Clause 5 below.
“PBT” means the profit before interest expenses (other than relating to Working Capital Loans, and the possible exception in Clause 5.1(l)), amortizations/write-offs of intangible assets and tax of the Included Business, calculated in accordance with the Adjustment Principles and as set out in Clause 5.

2(13)

“Preliminary Second Earn-Out Period” means the first five (5) months of the Second Earn-Out Period.
“Preliminary Second Earn-Out” is defined in Clause 2.2.
“Projected PBT” means the estimated PBT for the Second Earn-Out Period, calculated by taking, the actual PBT for the Preliminary Second Earn-Out Period, and then, using the same general assumptions regarding key drivers of the actual PBT, including but not limited to, pawn receivable balances at the last day of the Preliminary Second Earn-Out Period, average loan values, service charge rates, and redemption rates during the Preliminary Second Earn-Out Period as well as anticipated retail, auction and scrap value and cost levels along with estimated operating and other cost levels, estimating the PBT for the Remaining Second Earn-Out Period, which along with the actual PBT for the Preliminary Second Earn-Out Period will yield the estimated PBT for the Second Earn-Out Period. The Projected PBT will be reviewed and approved by the board of directors of the Company.
“Remaining Second Earn-Out” is defined in Clause 2.3.
“Remaining Second Earn-Out Period” means the last seven (7) months of the Second Earn-Out Period.
“Second Earn-Out” means the Preliminary Second Earn-Out and the Remaining Second Earn-Out.
“Second Earn-Out Period” means the last twelve (12) months of the Earn-Out Period.
“Seller’s Representative” means Simon Hallqvist, or such other person as the Seller may appoint in such person’s stead.
“Seller’s Acceptance” is defined in Clause 3.2.
2.	Earn-Out
2.1	The First Earn Out

The Buyer shall after completion of the First Earn-Out Period, as further set out in this Schedule, pay to the Seller an additional compensation for the Shares based on the PBT for the First Earn-Out Period (the “First Earn-Out”) as follows:

0.603 x the PBT for the First Earn-Out Period
2.2	The Preliminary Second Earn-Out

The Buyer shall after completion of the Preliminary Second Earn-Out Period, as further set out in this Schedule, pay to the Seller an additional

3(13)

compensation for the Shares based on the Projected PBT for the Second Earn-Out Period (the “Preliminary Second Earn-Out”) as follows:

50 percent x 0.603 x the Projected PBT

2.3	The Remaining Second Earn-Out

The Buyer shall after completion of the Second Earn-Out Period, as further set out in this Schedule, pay to the Seller an additional compensation for the Shares based on the PBT for the Second Earn-Out Period (the “Remaining Second Earn-Out”) as follows:

(0.603 x the PBT for the Second Earn-Out Period) — The Preliminary Second Earn-Out

3.	Calculation and Payment of the Earn-Out

3.1	Determination of the Earn-Out

3.1.1	Within forty five (45) calendar days following the end of the First Earn-Out Period and the Remaining Second Earn-Out Period, the Buyer shall deliver to the Seller a written report setting forth the Buyer’s calculations of the PBT for the First Earn-Out Period and the Second Earn-Out Period, respectively, based on the Earn-Out Accounts for such period prepared by the Company’s management in accordance with the Adjustments Principles on a basis consistent with the Interim Financial Information (the “Buyer Calculations”).

3.1.2	In addition to the Buyer Calculations, the Buyer shall deliver to the Seller upon written request (and, in any case, in the event of a dispute with respect to the Buyer Calculations in accordance with this Clause 3.1.2), a copy of the Earn-Out Accounts for such Earn-Out Period, including all work papers and back-up materials relating thereto, and a certificate, signed by the chief financial officer of the Company, confirming that the Group Companies’ operations have been conducted in accordance with all of the provisions of this Schedule and that, to his knowledge, there has been no breach of any obligation of the Buyer and no dispute with respect to any costs allocated by the Buyer to the Included Business in accordance with the terms of this Schedule.

3.1.3	If the Seller disagrees with the Buyer Calculations, the Seller shall notify the Buyer in writing (the “Earn-Out Dispute Notice”), setting forth in reasonable detail those items and amounts contained therein with which the Seller disagrees and the basis therefor together with its calculations of the PBT (the “Earn-Out Dispute”), within thirty (30) calendar days of receiving the Buyer Calculations. During such thirty (30) calendar day period, the Buyer shall, and shall cause the Company to, promptly make available to the

4(13)

Seller and his advisors, such of the Group Companies’ books and records, other information and appropriate personnel as the Seller may reasonably request in connection with the review of the Buyer Calculations.

3.1.4	If the Seller does not provide the Buyer with an Earn-Out Dispute Notice within such thirty (30) calendar day period, the Seller shall be deemed to have accepted the Buyer Calculations as correct and final. If the Seller provides the Buyer with an Earn-Out Dispute Notice within such thirty (30) calendar day period, the Seller shall be deemed to have accepted all items and amounts contained in the Buyer Calculations with respect to which it has not disagreed in its Earn-Out Dispute Notice, provided, however, that the foregoing shall not in any way limit or restrict the possibility of the Accountant to reach a Final Decision on the Earn-Out anywhere within the range set forth in the fourth sentence of Clause 3.1.6.

3.1.5	In the event that the Seller provides the Buyer with an Earn-Out Dispute Notice within such thirty (30) calendar day period, the Seller and the Buyer shall confer in good faith for a period of up to thirty (30) calendar days concerning the subject matter of the Earn-Out Dispute in an attempt to resolve it. If the Seller and the Buyer cannot resolve the Earn-Out Dispute in such thirty (30) calendar days, then either the Seller or the Buyer may initiate the appointment of and refer the Earn-Out Dispute to the Accountant to resolve the Earn-Out Dispute.

3.1.6	The Accountant, who shall act as an expert only and not as an arbitrator, shall resolve the Earn-Out Dispute within sixty (60) calendar days after its appointment. The Buyer and Seller shall be afforded the opportunity to present to the Accountant (with copies to be provided to the other Party) any material related to the unresolved disputes and, if requested by the Accountant, to discuss the issues with the Accountant in a meeting where representatives of both Parties shall attend. When resolving the Earn-Out Dispute, the Accountant shall review the Buyer’s and the Seller’s calculations and the Earn-Out Accounts for purposes of determining whether the Earn-Out Accounts have been prepared in accordance with the Adjustments Principles on a consistent basis with the Interim Financial Information. The Accountant shall consider only those amounts and items as to which the Seller has disagreed pursuant to Clause 3.1.3 and the decision of the Accountant shall in no event go beyond any of the disagreements of and the calculations made by the Seller or the Buyer pursuant to Clauses 3.1.1 and 3.1.3. The Accountant shall issue and deliver to the Buyer and the Seller a written statement of such resolution setting forth the Accountant’s adjustments to the Earn-Out Accounts, if any, and the Accountant’s calculation of the PBT (a “Final Decision”) and such calculation of the PBT shall be based on the so adjusted Earn-Out Accounts, and shall, absent manifest errors, be final and binding upon both the Buyer and the Seller.

3.1.7	The fees, costs and expenses of the Accountant shall be paid by the Buyer if the calculation of PBT by the Accountant differs from the Buyer’s Calculation by 3% or more based on the Final Decision by the Accountant,

5(13)

and otherwise will be split 50/50 between the Buyer and the Seller, and the Parties shall cover their own costs and expenses in connection with the final determination of the PBT, provided, however, that if the Buyer did not make material information available that was reasonably requested by the Seller or its advisors in connection with their review of the Buyer Calculation, the Buyer shall pay all fees, costs and expenses of the Accountant and the Seller.

3.1.8	In the event of an Earn-Out Dispute, the Buyer will be under no obligation to make any payment of the disputed portion of the Earn-Out, as determined in accordance with Clause 3.1.6, until such dispute is finally resolved by either a written settlement agreement between the Buyer and the Seller or a Final Decision, provided, however, that to the extent the Earn-Out is not, subject to disagreement by the Seller as described in Clause 3.1.6, the Buyer shall be obliged to pay the undisputed part of the Earn-Out, i.e. the lower amount of the range defined by the Buyer’s and the Seller’s respective calculation of the PBT, in accordance with Clause 3.2 below.

3.2	Payment of the Earn-Out

3.2.1	Subject to Clause 9.1.2 of the Agreement, any payment of any installments of the Earn-Out will be made by the Buyer to a bank account nominated by the Seller (A) with respect to the Preliminary Second Earn-Out, within 30 calendar days of the end of the Preliminary Second Earn-Out Period, and (B) with respect to the First Earn-Out and the Remaining Second Earn-Out, (a) within five (5) calendar days after the Buyer’s receipt of the Seller’s written acceptance of the Buyer Calculations (the “Seller’s Acceptance”), (b) within thirty five (35) calendar days after the Seller’s receipt of the Buyer Calculations if, within thirty (30) calendar days of receiving the Buyer Calculations, the Seller has not delivered the Seller’s Acceptance to the Buyer or provided the Buyer with an Earn-Out Dispute Notice, or, in any event, with respect to any undisputed part of the Earn-Out, or (c) if the Seller has delivered an Earn-Out Dispute Notice to the Buyer pursuant to this Clause 3, in relation to any disputed part of the Earn-Out, within five (5) calendar days after the Buyer and the Seller have executed a written settlement agreement with respect to the Earn-Out Dispute or the Accountant has issued and delivered to the Buyer and the Seller a Final Decision, as applicable.

3.2.2	Interest shall accrue on the amount of any disputed part of the Earn-Out in respect of which the Buyer and the Seller subsequently executes a written settlement agreement or the Accountant issues and delivers a Final Decision, as applicable, in each case in the Sellers favor, at a rate corresponding to (i) STIBOR, plus (ii) a margin of 1.78 percent of such amount divided by 360, multiplied by the number of days from the fifth (5th) calendar day after the Buyer’s receipt of the Seller’s Earn-Out Dispute Notice up to and including the date of payment of such amount.

6(13)

3.2.3	If not paid when due pursuant to Clauses 3.2.1 or 3.2.2, interest at a rate equal to the default interest rate according to section 6 of the Swedish Interest Act (Sw. räntelagen (1975:635)), shall be payable by the Buyer to the Seller on the amounts payable pursuant to Clauses 3.2.1 or 3.2.2, as the case may be, from the due date thereof pursuant to such Clause until the date of payment.

4.	Operations of the Company During the Earn-Out Period

4.1	Ordinary Course of Business and Stand-alone Entity

4.1.1	During the Earn-Out Period the Buyer agrees that:
(a)	the primary objective of the Group Companies and the Included Business will be to maximize the PBT during the Earn-Out Period and the Buyer shall not and shall procure that its Affiliates (including the Group Companies) shall not, except as explicitly set forth in 4.1.2, take any steps which may otherwise diminish or adversely affect the PBT during the Earn-Out Period;

(b)	the Buyer shall not, and shall procure that the Group Companies and the Buyer’s Affiliates shall not, conduct any business that (i) competes with the Company Business of the Included Business, or (ii) intentionally diverts or redirects any customers of the Group Companies away from the Existing Shops to any business conducted by the Buyer or its Affiliates. For the avoidance of doubt, neither the business activities of Folkia AS and its subsidiaries, from time to time, specifically the providing of short term, unsecured consumer loans over the internet nor the Excluded Business, shall constitute competition under this Clause 4.1.1(b), provided that neither Folkia AS nor its subsidiaries, from time to time, pursue any business activities described in the definition of the Company Business;

(c)	except as explicitly set forth in Clause 4.1.2, it shall procure that the Group Companies shall operate on a stand-alone basis and carry on its business in the Agreed Course of Business and in compliance with Applicable Law;

(d)	no transfer of Existing Shops or material assets relating to the Included Business to a third party shall be made unless it is made on arm’s-length terms and with the purpose of maximizing the PBT during the Earn-Out Period;

(e)	the Group Companies shall continue to apply the Accounting Principles in a manner and on a basis consistent with the application of the Accounting Principles in the preparation of the Annual Accounts and the Management Accounts;

7(13)

(f)	all Group Companies shall have in place insurance protection no less favourable than that maintained by the Group Companies as per the Closing Date;

(g)	no Group Company shall intentionally or knowingly carry out any act or omission whereby any income which should properly have arisen in or be attributed to the Earn-Out Period is deferred or excluded from that period or whereby any expenditure which should properly have been incurred outside the Earn-Out Period is incurred in that period;

(h)	the Buyer and its Affiliates shall not solicit any employees of the Group Companies;

(i)	the Group Companies shall be managed by the Key Employees and the respective Key Employee shall have the same position (including work assignments) as such Key Employee had as per the Closing Date and the relevant Group Company shall not terminate the employment of any Key Employee except where the relevant Group Company has fair reason for dismissal (Sw. avsked);

(j)	all the resources contemplated in the Forecast will be provided (financial and otherwise) and all decisions relating to the terms on which the Group Companies provides its products to customers will be made in the Agreed Course of Business in a manner and amount consistent with the attainment of the PBT during the Earn-Out Period; and

(k)	the Preato Loan shall at Closing be replaced by the Buyer through non-interest-bearing shareholder equity injected into the Group Companies and shall remain thus replaced throughout the Earn-Out Period.
4.1.2	During the Earn-Out Period, the following exceptions will apply to the stated objective of operating the Group Companies in the Agreed Course of Business, as set out in Clause 4.1.1:
(a)	Any course or action required to comply with Applicable Law; provided that the Buyer will notify Seller’s Representative in writing prior to taking any such action and that the Buyer shall procure that the Group Companies use all commercially reasonable efforts to minimize any negative impact to the PBT of such course or action during the Earn-Out Period;

(b)	Any other action or omission specifically agreed to between the Buyer and the Seller in writing prior to such action or omission taking place and approved by the board of directors of the Company; and

(c)	Any adjustment, change, or modification to the Company Business (including in respect of any Existing Shop) that, in the reasonable opinion of the Buyer, is performing substantially (and not only temporarily) worse than anticipated in the Forecast and which the

8(13)

Buyer, after approval by the board of directors of the Company and in accordance with the Buyer’s responsibilities, determines to adjust, change or modify, provided that such adjustment, change or modification to the Company Business cannot reasonably be expected to deteriorate the PBT during the Earn-Out Period.
4.2	Sellers’ Board Representation

The Buyer shall procure that the Seller’s Representative shall be elected as a member of the Company’s board of directors for the Earn-Out Period. The Buyer shall procure that the board of directors of the Company holds at least one (i) board meeting each calendar quarter during the Earn-Out Period in connection with the delivery of the Interim Financial Information in accordance with Clause 6.1. The Seller’s Representative shall fulfill all of his legal and fiduciary duties as a member of the Company’s board of directors during the Earn-Out Period. As a member of the board of directors, Seller’s Representative shall be entitled to coverage under the Buyer’s directors and officers insurance.

5.	Special Procedures for Calculating the PBT

5.1	The following special procedures shall apply during the Earn-Out Period and with respect to the preparation of the Interim Financial Information and the Earn-Out Accounts and the calculation of the PBT and the Projected PBT, as applicable:
(a)	Corporate Allocations and Integration Adjustments: During the Earn-Out Period, the Buyer will procure that no debt push down or overhead allocations of costs and expenses are made from the Buyer to the Group Companies, including but not limited to any costs of integration, any increases of the net effects of value added tax of the Group Companies, any costs or expenses resulting from the fact that the Group Companies become part of Dollar group, including without limitation such costs and expenses relating to accounting, reporting or any other type of filings or notifications to an Applicable Authority resulting from the ultimate parent, Dollar Financial Group, Inc., being incorporated under the laws of New York, the US, or being a listed company on the Nasdaq Stock Market. Notwithstanding the above, the following overhead allocations of costs and expenses shall be permissible: (i) director supervisory, consulting or management costs incurred by the Buyer for managing the business of the Group Companies and (ii) services or resources which are provided by the Buyer or its Affiliates, on the basis of, with respect to both (i) and (ii) above, such services or resources being required by and cost efficient for the Group Companies, including but not limited to such services of the Human Resources, Legal, Accounting, Finance, Treasury and Operations and IT departments and being provided with the objective of maximizing

9(13)

the PBT during the Earn-Out Period and in the best interest of the Included Business as a going concern. Any services provided by the Buyer in accordance with the preceding sentence shall be provided on terms that are arms-length and shall be invoiced on a timely basis to the Company based on actual and documented services rendered to the Group Company based on the actual and documented services rendered to the Group Companies and will to the extent relating to the Included Business be included in the calculation of the PBT. The Buyer shall procure that the Group Companies provide a summary of any services provided under (i) or (ii) above to the board of directors of the Company as part of Group’s normal reporting practices. Any other corporate cost allocations, including without limitation to management fees that deviates from what is set out above, made to or paid by the Group Companies, shall be excluded from the calculation of the PBT.

(b)	Benefits Adjustments: Employee benefits (excluding salaries) may be provided by the Buyer or its Affiliates for the Group Companies’ employees. Any increase in the cost allocation for such benefits as compared to those expenses in the Forecast, unless such increase results from a change required by Applicable Law, shall not be charged to the Group Companies. Increases in benefits expenses resulting from periodic cost increases imposed by benefit providers in the Agreed Course of Business or for new employees (excluding employees for any Excluded Business), as contemplated by the Forecast, will be an operating expense for purposes of determining the PBT.

(c)	Compensation Adjustments. Any increases in salaries or related compensation (other than benefits provided pursuant to 5(b), above) of the employees of the Group Companies in the Agreed Course of Business shall be charged to the Group Companies, provided that any salary and related compensation adjustments directed by the Buyer and not in the Agreed Course of Business or in excess of what is required under Applicable Law or by collective bargaining agreements will be excluded from the PBT as well as compensation adjustments relating to the Excluded Business. All additional employees of the Group Companies added in the Agreed Course of Business after the Closing Date (including any employees that replace existing employees as of the Closing Date but excluding employees for any Excluded Business or any additional employees of the Group Companies working at the head office directly as a result of any new stores opened following the Closing Date), their compensation expense will be an operating expense for purposes of determining the PBT.

(d)	Other Expenses. All expenses of the Group Companies, to the extent relating to and incurred in the conduct of the Included Business and in the Agreed Course of Business shall be included for the purposes of calculating the PBT (including any costs and expenses relating to project Queen, a new IT-system to be implemented by the Group Companies, that is currently included in the Forecast). Any expenses

10(13)

incurred outside the Agreed Course of Business of the Included Business and any expenses incurred in relation to the Excluded Business shall be excluded for the purposes of calculating the PBT, including but not limited to any additional overhead costs directly resulting from the opening of any new stores after the Closing Date and any additional expenses relating to project Queen that are not included in the Forecast and that result from a modification of the scope of project Queen as of the Signing Date.

(e)	Exclusion of claim: The impact on the PBT of the Group Companies related to any and all issues that may give the Buyer a claim against the Sellers under the Agreement shall be excluded for the purposes of calculating the PBT.

(f)	Accounting Reserves: Any accounting reserves, except for reserves and accruals created in the Ordinary Course of Business, that have been created by the Company prior to the Closing Date and that are reversed during the Earn-Out Period shall not count for purposes of calculating the PBT, provided, however, that to the extent such reserves created outside the Ordinary Course of Business are found insufficient during the Earn-Out Period entailing additional costs and expenses for the Group Companies in relation to the subject matter of such reserves, such costs and expenses shall also be excluded from the calculation of the PBT. The Company will provide a certificate at Closing, signed by the Company’s chief financial officer, setting forth a true and accurate list of the Company’s accounting reserves outside the Ordinary Course of Business and the amounts of such reserves as of the Closing Date.

Any accounting reserves created by the Company during the Earn-Out Period in the Ordinary Course of Business in accordance with the Accounting Principles in relation to the Included Business, shall be included in the calculation of the PBT (whereas, for the avoidance of doubt, any accounting reserves outside the Ordinary Course of Business or relating to the Excluded Business shall not). If and to the extent any such accounting reserves that have been included in the PBT are thereafter reversed during the Earn-Out Period, any such reversal shall be counted for purposes of PBT. If and to the extent any such accounting reserves that have been included in the PBT and which individually amount to at least SEK 500,000, are reversed or are found insufficient after the expiry of the Second Earn-Out Period or an Accelerated Earn-Out, the Buyer agrees to compensate the Seller as promptly as possible with an amount in SEK corresponding to the effect such reversal would have had on the Earn-Out if it had taken place during the Earn-Out Period and the Seller agrees to compensate the Buyer as promptly as possible with an amount in SEK corresponding to the effect any such additional costs or expenses resulting from the subject matter of the insufficient reserve would have had if they had been incurred during the Earn-Out Period, respectively.

11(13)

(g)	Disputes and Complaints: All costs and expenses incurred by the Group Companies in rigorously defending against any, disputes, complaints or other legal matters in relation to the matters described in Clause 4.1.2(a) will to the extent related to the Included Business be considered expenses incurred in the Agreed Course of Business and included in the PBT calculation, provided that the Buyer agrees that it will notify the Seller’s Representative prior taking any such action, and will use its commercially reasonable business judgment in determining the appropriate course of action to engage in such rigorous defense so as not to engage in excessive or unnecessary legal proceedings.

(h)	Included and Excluded Business: All income and expenses of the Buyer and its Affiliates (including for purposes hereof the Group Companies) that relates to the Company Business in or relating to the Existing Shops (including but not limited to any gain or loss relating to any disposal of Existing Shops or material assets), any income that relates to a Current Customer in any stores that are not Existing Shops and any income from retail sales of products that are transferred from Existing Shops to new stores and sold in new stores, and as such business is intended to be conducted pursuant to the Forecast or is adjusted, changed or modified after the Closing Date in accordance with Clause 4.1.2(b), shall be included in the calculation of the PBT (“Included Business”). All income and expenses of the Group Companies that relate to any business activities in stores that are not open on the Closing Date, including in any stores acquired (directly or indirectly) after the Closing Date (with the Buyer procuring that such acquired stores will not operate under the trade names or trademarks of any Group Company) but excluding any business activities of the Current Customers, shall be excluded in the calculation of the PBT (“Excluded Business”). Accordingly, and for the avoidance of doubt, only the operations of the Buyer and its Affiliates (including for purposes hereof the Group Companies) within the Company Business conducted in the Existing Shops (including but not limited to any gain or loss relating to any disposal of Existing Shops or material assets) and for the products and services (i) offered as of the Closing Date and any income relating to Current Customers or products from Existing Shops in any stores that are opened after the Closing Date, (ii) referred to in the Forecast or (iii) added with the prior written consent of the Seller, will be included in the calculation of the PBT.

(i)	Current Customers: Without prejudice to item (h) above, in the event that there is a default relating to a Current Customer in a store that is not an Existing Shop, the income and expenses resulting from the default process, i.e. from the auction, retail or scrap sales, shall be included in the calculation of the PBT, and be determined based on the average income and expenses for defaulting customers during the relevant Earn-Out Period in the Existing Shops (relative to and adjusted for the relevant loan amounts).

12(13)

(j)	Cost and Expenses relating to this Agreement: Any costs and expenses incurred by the Buyer in connection with the performance of the Buyer’s obligations pursuant to the terms and conditions of this Agreement shall not be allocated to the Company. Services, resources and licenses to be provided by the Group Companies to the Buyer shall be provided at arms-length basis and on market terms in accordance with Applicable Law.

(k)	Additional Working Capital Loans: If the Group Companies require additional funding in relation to, or funding replacing, the Working Capital Loans existing on the Closing Date to fund the pledge stock of the Included Business in the Agreed Course of Business, the Buyer and its Affiliates shall make available such financing on an arms-length basis, or procure that external funding is raised, at a competitive marketable interest rate for external financing and on such other terms and conditions commensurate with those applicable to the Group Companies under the terms of the Working Capital Loans existing as of the Closing Date. Interest expense of the Group Companies in accordance with the above shall be included in the calculation of the PBT, provided, however, that any such interest expense relating to the Excluded Business or exceeding what may reasonably be deemed to be a competitive marketable interest rate for external funding shall be excluded for the purposes of calculating the PBT.

(l)	If financing, in addition to the replacement of the Preato Loan in accordance with Clause 4.1.1(k), that is not financing in accordance with item (k) above, is deemed reasonably necessary by the board of the Company, in light of the Group Companies performing significantly worse than anticipated in the Forecast, for the conduct of the Included Business in the Agreed Course of Business, the Buyer or its Affiliates shall make available such shareholder financing on an arms-length basis, or procure that external funding is raised, at an interest rate not exceeding the interest rate on the Working Capital Loans existing on the Closing Date and on such other terms and conditions commensurate to the terms and conditions of the Working Capital Loans. Interest expense (excluding any other fees) of the Included Business in accordance with the above shall be included in the calculation of PBT.

(m)	Financing Costs, Amortizations and Write-Offs: Any other interest expenses and other financing costs not relating to funding described in items (k) or (l) above, including without limitation any interest expenses or other financing costs resulting from a breach of the covenant in Clause 4.1.1(k), of the operations of the Included Business and any costs relating to amortizations or write-offs of intangible assets in the Group Companies, whether relating to the Included or the Excluded Business, shall be excluded from the calculation of the PBT.

13(13)

(n)	Dividend, Distribution and other Transfer of Value: If any Group Company declares makes or pays any dividend, distribution or other transfer of value (Sw. värdeöverföring) other than to another Group Company or in breach of Applicable Law, and such dividend, distribution or transfer of value result in an increase in borrowing costs by the Group Companies, taken as a whole, the additional interest expense resulting from such financing will be excluded from the calculation of PBT.
6.	Reporting to Seller during the Earn-Out Period

6.1	The Buyer shall procure that the Company provides the Seller’s Representative with a copy of the Interim Financial Information within 30 days following the end of each such reporting period.

6.2	The Interim Financial Information shall (i) present fairly in all material respects the financial condition and the results of operations and cash flow of the Included Business of the Group Companies as of the respective dates of, and for the periods referred to in, such Interim Financial Information, all in accordance with this Schedule, and (ii) be prepared in accordance with the Adjustment Principles and reflect the consistent application of the Adjustment Principles and results of operations of the Group Companies throughout the periods involved. In addition, the Interim Financial Information will include a comparison to the anticipated results of operation for the relevant period based on the Forecast.

6.3	Furthermore, the Interim Financial Information will include a certification, signed by each of the senior executive officer (currently Siv Svensson) and chief financial officer (currently Jan Mattsson) of the Company, that the Group Companies’ operations have been conducted in accordance with all of the provisions of this Schedule and that, to each such person’s knowledge, there has been no breach of any obligation of the Buyer and no dispute with respect to any costs allocated by the Buyer to the Group Companies in accordance with the terms of this Schedule.

6.4	The Seller’s Representative will review the Group Companies’ financial performance against the Forecast following the close of each calendar quarter. To the extent the Seller’s Representative believes any such Interim Financial Information and/or the other information received is unclear or incorrect, the Seller will promptly notify the Buyer and the Buyer will procure that the Group Companies promptly provides the Seller’s Representative with an explanation of any perceived issues and other information reasonably requested by the Seller’s Representative.

6.5	The Seller shall be entitled to receive additional financial information (including monthly management accounts) and other information regarding the Group Companies as may be reasonably requested by the Seller.

14(13)

7.	Acceleration of Earn-Out and Breach

7.1	In the event that (i) the Group Companies cease to be an Affiliate of the Buyer (for purposes of which the Group Companies shall be deemed to be an Affiliate of the Buyer as from the Closing), or (ii) the Buyer, or any of its Affiliates to whom the Buyer’s obligations hereunder have been transferred, enters into insolvency, liquidation, bankruptcy or similar proceedings, any part of the Earn-Out in respect of any of the First and the Second Earn-Out Periods that remains unpaid on the occurrence of such an event shall accelerate and become immediately payable to the Seller. The amount then payable as Earn-Out in respect of such periods (the “Accelerated Earn-Out”) shall be determined on the basis of the Accelerated PBT in accordance with Clause 2, less any part of the Earn-Out paid by the Buyer prior thereto in accordance with Clause 3.

7.2	If the Buyer and the Seller fail to agree on the Accelerated PBT within 15 calendar days from the date of the Accelerated Earn-Out, the Buyer or the Seller may refer the matter to the Accountant in accordance with 3.1.6 and 3.1.7.

7.3	Subject to Clause 9.1.2 of the Agreement, any payment of the Accelerated Earn-Out shall be made by the Buyer to a bank account nominated by the Seller within 30 calendar days of the event set forth in Clause 7.1 accelerating the Earn-Out, subject to the provisions regarding the determination of the Accelerated Earn-Out above.

7.4	If not paid when due pursuant to Clause 7.1, interest at a rate equal to the default interest rate according to section 6 of the Swedish Interest Act (Sw. räntelagen (1975:635)), shall be payable by the Buyer to the Seller on the Accelerated Earn-Out from the due date thereof pursuant to such Clause until the date of payment.

7.5	In case the Buyer has breached or is in breach of any of its obligations under Clauses 4 and 6, the Buyer shall at the time of payment of the respective part of the Earn-Out pay to the Seller any amounts that would have been paid to the Seller under the Earn-Out if the Buyer had not been in breach of Clauses 4 or 6, including any costs incurred by the Seller in disputing such breach.

15(13)